THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

FACSIMILE COVER SHEET

PLEASE DELIVER THE FOLLOWING MATERIAL AS SOON AS POSSIBLE

TO RECIPIENT(S) LISTED BELOW	FACSIMILE #	TELEPHONE #
1. Geoffrey Kruczek, Esq.	703-813-6985	202-551-3641

RE: BAETA Corp. – Pre-filing Review of S-1/A No. 11

DATE:	4-16-2010
# OF PAGES:	49
(Including Cover Sheet)

REMARKS:

Mr. Kruczek,

Per our conversation, attached please find our proposed revisions and responses to the Commission’s letter dated April 9, 2010 with regards to BAETA Corp.’s Form S-1 Amendment No. 10. Please let us know if you have any further suggested changes and/or revisions to our proposed responses.

Please contact me at 732-530-9007 to discuss at your convenience should you have any questions or concerns.

Sincerely,
Virginia K. Sourlis, Esq.

IF YOU HAVE NOT PROPERLY RECEIVED THIS FACSIMILE
PLEASE CALL US AT (732) 530-9007

THE INFORMATION CONTAINED IN THIS FACSIMILE MESSAGE IS PRIVILEGED AND CONFIDENTIAL INFORMATION AND IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE.  IF THE READER OF THIS MESSAGE IS NOT THE INTENDED RECIPIENT, OR IS THE EMPLOYEE OR AGENT RESPONSIBLE TO DELIVER IT TO THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION, DISTRIBUTION OR COPYING OF THIS COMMUNICATION IS STRICTLY PROHIBITED.  IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE AND RETURN THE ORIGINAL MESSAGE TO US AT THE ABOVE ADDRESS VIA THE U.S. POSTAL SERVICE.  THANK YOU.

 THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

April 19, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 11
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated April 9, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 11 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 11, marked to show changes from Amendment No. 10, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/
Virginia K. Sourlis, Esq.

Selling Stockholders, page 32

1.	Please tell us how the second column for Dr. Bekker reflects the vesting of the options you previously granted to him, as mentioned on page 25.

Per SEC Comment #1, this disclosure has been revised to reflect the correct beneficial ownership of Dr. Bekker in accordance with the Commission’s comment.

Security Ownership…page 54

2.	Refer to note 1. Please clarify how having 22,749,202 shares of common stock and 100 shares of Series A preferred stock results in “an aggregate of 22,576,616 voting securities.”

Per SEC Comment #2, this disclosure has been revised to reflect the correct amount of voting securities currently outstanding.

Description of Securities, page 55

3.
Please tell us why this section does not discuss the “class B stock” mentioned in Exhibit A to Exhibit 10.22. Also, given that the counterparty to that exhibit is to receive “10,000 shares of … Class B stock per month” and the agreement is dated January 1, 2010, please tell us, with a view toward disclosure, why your disclosure on pages 99 through 101 describes only one issuance of 10,000 shares of common stock to that counterparty.

Per SEC Comment #3, please be advised that the disclosures in the registration statement pertaining to these issues are correct; however the Agreement as shown in Exhibit 10.22 was incorrect. A corrected version of the Agreement has been re-filed as Exhibit 10.22, which accurately reflects the understanding between the Parties; particularly that Ms. Stempien was to only receive a one-time payment of 10,000 shares of BAETA Corp. Common Stock in consideration of her services, which she received on February 28, 2010 (the date of completion in accordance with the Agreement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

4.
We see that your current disclosure only discusses results of operations for fiscal years 2008 and 2009 although you present financial statements, including statements of operations and statements of cash flows for the fiscal years ended December 31, 2009, 2008 and 2007. As discussed in Instruction 1 to paragraph 303(a) of Regulation S-K, the discussion and analysis should cover all periods covered by the financial statements. Please revise your MD&A to comply.

Per SEC Comment #4, the MD&A has been revised in accordance with the Commission’s comment.

Results of Operations for the fiscal year ended December 31, 2009 compared to December 31, 2008, page 61

Software Development Expense, page 61

5.
We see that you reference this expense category as “research and development” on your statement of operations. Please revise to provide a consistent description of your expense line items between MD&A and the statement of operations.

Per SEC Comment #5, these items have been revised for consistency in accordance with the Commission’s comment.

Audited Financial Statements for the Period ended December 31, 2009

6.
We see that you continue to label the primary financial statements for the year ended December 31, 2008 as “restated” but you no longer include the note to your financial statements that discusses the restatement. This presentation may be confusing to investors. If you intended to highlight the restatement to investors, please revise to include the disclosures discussed in FASB ASC 250-10-50. Otherwise, please remove “restated” label from all sections of the document.

Per SEC Comment #6, the “restated” designation has been removed from the financial statements in accordance with the Commission’s suggestion.

Report of Independent Registered Public Accounting Firm, page F-1

7.
We see that you present financial statements for the fiscal years ended December 31, 2009, 2008 and 2007 as well as for the cumulative period during the development stage from August 14, 2007 to December 31, 2009. However, we see that the audit report issued by your independent accountants only opined on the years ended December 31, 2009 and 2008. Please note that as a smaller reporting company and a development stage company, Rule 8-02 of Regulation S-X and FASB ASC 915-205-45 requires you to provide audited financial statements that include balance sheets as of December 31, 2009 and 2008, statements of operations and cash flows for each of those periods, as well as a cumulative statement of operations, cumulative statement of cash flows and statement of changes in stockholders’ equity (deficit) for the period from inception to the date of the last balance sheet presented – i.e., December 31, 2009. Please revise to provide an audit report that covers all the financial statements required in your filing. If you choose to continue presenting the balance sheet, the statements of income and statements of cash flows as of and for the period ended December 31, 2007, those financial statements should also be audited and must be covered by your auditor’s report.

Per SEC Comment #7, the Report of Independent Registered Public Accounting Firm has been revised in accordance with the Commission’s comments, and such revised Report has been included for filing with this Amendment to the Registration Statement.

8.
We see that paragraphs 2 and 4 of the report of independent public accounting firm includes duplicative language. Please revise to include an audit report that complies with Auditing Standard No. 1 and AU Section 508.

Per SEC Comment #8, the Report of Independent Registered Public Accounting Firm has been revised in accordance with the Commission’s comments, and such revised Report has been included for filing with this Amendment to the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page 86

9.	Please reconcile your disclosure on page 54 and 86 regarding the number of shares Dr. Gak “currently owns.”

Per SEC Comment #9, the disclosure on page 86 has been revised for accuracy per the Commission’s comment.

10.
Please reconcile the disclosure in this section with your disclosure on pages F-9 through F-11. We note, for example, that the October 16, 2009 issuance mentioned on page 96 does not appear on page F-9 through F-11. We also note that your disclosure on page F-11 refers to more issuances that occurred on December 2, 2009 than are disclosed on page 98.

Per SEC Comment #10, these disclosures have been reconciled in accordance with the Commission’s comment.

Exhibit 23.1

11.	Please include a currently dated and signed consent from your independent auditors with your next amendment.

Per SEC Comment #11, a currently dated and signed auditor’s consent has been included in this current amendment to the Registration Statement.

SEC COMMENT #1

SELLING STOCKHOLDERS

The Selling Stockholders named in this prospectus are offering an aggregate of 915,400 shares of our common stock registered in a registration statement of which this prospectus forms a part. The Selling Stockholders acquired such shares of our common stock under the exemption from the registration requirements under Regulation D and Section 4(2) promulgated under the Securities Act. To the best of our knowledge, none of the Selling Stockholders are a broker-dealer, underwriter or affiliate thereof.

The following table provides as of the date of this Prospectus, information regarding the beneficial ownership of our common stock held by each of the Selling Stockholders, including, the number of shares of our common stock beneficially owned by each prior to this offering; the total number of shares of our common stock that are to be offered by each Selling Stockholder; the total number of shares that will be beneficially owned by each Selling Stockholder upon completion of the offering; the percentage owned by each upon completion of the offering.

	Beneficial Ownership Before Offering		Number of	Beneficial Ownership After Offering (1)
Name of Selling Stockholder (1)	Number of Shares (1)	Percent (2)	Shares Being Offered	Number of Shares	Percent (2)
Dr. Alex Y. Bekker (10)	15,000	0.0659%	5,000	10,000	0.044%
Liza Rodriguez (8)	2,000	0.0088%	2,000	0	0.00%
Anroy Ottley (8)	100,000	0.4396%	100,000	0	0.00%
Diane M. Ridley (8)	4,000	0.0176%	4,000	0	0.00%
Zenaida B. Deocera (8)	2,000	0.0088%	2,000	0	0.00%
Jeff Smok (8)	8,000	0.0352%	8,000	0	0.00%
Valentin Villaluz (8)	20,000	0.0879%	20,000	0	0.00%
Nataliya Donskaya (8)	8,000	0.0352%	8,000	0	0.00%
Michael Bibawy (8)	4,000	0.0176%	4,000	0	0.00%
Keesha Duncan (8)	400	0.0018%	400	0	0.00%
Donna-Vivian V. DeBelen (8)	2,000	0.0088%	2,000	0	0.00%
Paul Weissman (8)	8,000	0.0352%	8,000	0	0.00%
Yulia Mogilyansky (8)	4,000	0.0176%	4,000	0	0.00%
Anatol Merson (8)	400	0.0018%	400	0	0.00%
Leonid Levsky (8)	400	0.0018%	400	0	0.00%
Elsa Wexler (8)	20,000	0.0879%	20,000	0	0.00%
Francis Asamoah (8)	4,000	0.0176%	4,000	0	0.00%

	Beneficial Ownership Before Offering		Number of	Beneficial Ownership After Offering (1)
Name of Selling Stockholder (1)	Number of Shares (1)	Percent (2)	Shares Being Offered	Number of Shares	Percent (2)
Michael Dubenko (8)	2,000	0.0088%	2,000	0	0.00%
Dmitriy V. Kolesnik (8)	2,000	0.0088%	2,000	0	0.00%
Mikhail Tsypenyuk (8)	66,000	0.2901%	16,000	50,000	0.2198%
Sanjay Lalla (8)	16,000	0.0703%	16,000	0	0.00%
Fred Prendergass (8)	400	0.0018%	400	0	0.00%
Mikhail Gurfinkel (8)	8,000	0.0352%	8,000	0	0.00%
Bethany L. Taylor (8)	2,000	0.0088%	2,000	0	0.00%
Reginald A. Jenkins (8)	400	0.0018%	400	0	0.00%
Christopher Tully (8)	20,000	0.0879%	20,000	0	0.00%
Elena Groisberg & Mikhail Zats (8)	30,000	0.1319%	30,000	0	0.00%
Ignatius Scalia (8)	60,000	0.2637%	50,000	10,000	0.0440%
Debra K. Duhart-Ball (8)	20,000	0.0879%	20,000	0	0.00%
Oliver S. Youssef (8)	20,000	0.0879%	20,000	0	0.00%
Lorna Ricafrente – Co (8)	6,000	0.0264%	6,000	0	0.00%
Christine Debenedectis (8)	4,400	0.0193%	4,400	0	0.00%
Jose F. Leyson (8)	4,000	0.0176%	4,000	0	0.00%
Tomas & Barbara Barrios (8)	40,000	0.1758%	40,000	0	0.00%
David E. Tenzer & Ana Lazo Tenzer (8)	40,000	0.1758%	40,000	0	0.00%
Bruno Molino (8)	60,000	0.2637%	60,000	0	0.00%
Erno Grunstein (8)	8,000	0.0352%	8,000	0	0.00%
Richard & Diane Finkelstein (8)	8,000	0.0352%	8,000	0	0.00%
Robert Farrar (8)	8,000	0.0352%	8,000	0	0.00%
George A. Woroch (8)	20,000	0.0879%	20,000	0	0.00%
Jan S. Youssef (8)	20,000	0.0879%	20,000	0	0.00%
Susan Kaiser (8)	4,000	0.0176%	4,000	0	0.00%

	Beneficial Ownership Before Offering		Number of	Beneficial Ownership After Offering (1)
Name of Selling Stockholder (1)	Number of Shares (1)	Percent (2)	Shares Being Offered	Number of Shares	Percent (2)
Alita L. Dizon (8)	4,000	0.0176%	4,000	0	0.00%
Windows of Heaven and More, LLC (3) (9)	21,000	0.0923%	1,000	20,000	0.0879%
Philip Magri (9)	6,000	0.0264%	1,000	5,000	0.0220%
Joseph M. Patricola (9)	11,000	0.0484%	1,000	10,000	0.0440%
Daniel Z. Kobrinski (9)	1,000	0.0044%	1,000	0	0.00%
Robert Sturtz (11)	1,000	0.0044%	1,000	0	0.00%
Display Equation, LLC (4) (12)	1,000	0.0044%	1,000	0	0.00%
M.B. Turnkey Design (5) (13)	20,000	0.0879%	20,000	0	0.00%
Ultraflex Int’l, Inc. (6) (14)	100,000	0.4396%	100,000	0	0.00%
Mark Donskoy (15)	20,000	0.0879%	20,000	0	0.00%
Douglas A. Rogers (16)	304,000	1.3363%	152,000	152,000	0.6682%
Prime Studio, Inc. (7) (17)	11,000	0.0484%	11,000	0	0.00%
Vasyl Rubyov (18)	26,000	0.1143%	1,000	25,000	0.1099%
Total	1,197,400	5.2635%	915,400	282,000	1.24%

Notes:

(1)
The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares, unless otherwise shown in the table. The numbers in this table assume that none of the Selling Stockholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

(2)	Applicable percentage of ownership is based on 22,749,202 shares of common stock issued and outstanding.

(3)	Virginia K. Sourlis has sole voting and dispositive control over Windows of Heaven and More, LLC.

(4)	Frank Christiano has sole voting and dispositive control over Display Equation, LLC.

(5)	Mirek Bogdanowicz has sole voting and dispositive control over M.B. Turnkey Design.

(6)	Mario Metodiev has sole voting and dispositive control over Ultraflex International, Inc.

(7)	Stuart Harvey Lee has sole voting and dispositive control over Prime Studio, Inc.

(8)
From the period of August through September of 2008, the Company conducted an offering of its common stock to certain qualified investors. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act. Pursuant to the terms of the offering, the Company offered up to 1,000,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.25 per share, to “accredited investors” only as defined in Rule 501(a) of Regulation D of the Securities. As of the close of the offering on September 25, 2008, the Company had sold approximately 930,400 shares of its common stock to approximately 44 accredited investors, and had raised an aggregate of $232,600.

(9)
On June 23, 2008, the Company issued 4,000 shares of its common stock to members of The Sourlis Law Firm, including Virginia K. Sourlis, Esq., Philip Magri, Esq., Joseph M. Patricola, Esq., and Daniel Z. Kobrinski, Esq. The Company issued the stock in consideration for professional legal services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(10)
On July 17, 2008, the Company issued 5,000 shares of its common stock to Dr. Alex Y. Bekker. On January 29, 2009, The Company issued Dr. Bekker options to purchase up to 50,000 shares of the Company’s common stock at a purchase price of $0.50 per share. The options vest in increments of 10,000 shares per year starting with the first anniversary after the initial grant date. As of the date of this registration statement, 10,000 shares underlying the options have vested and are thus exercisable, although Dr. Bekker has not currently exercised the option to purchase any of the vested amounts as of this date. Because 10,000 worth of common stock underlying Dr. Bekker’s option is currently exercisable within 60 days, they are being reported as beneficially owned by Dr. Bekker pursuant to the SEC regulations. The Company issued the common stock and the stock options in consideration for scientific consulting services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(11)
On July 17, 2008, the Company issued 1,000 shares of its common stock to Robert Sturtz. The Company issued the stock in consideration for graphic design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(12)
On July 17, 2008, the Company issued 1,000 shares of its common stock to Display Equation, LLC. The Company issued the stock in consideration for graphic design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(13)
On July 17, 2008, the Company issued 20,000 shares of its common stock to M.B. Turnkey Design. The Company issued the stock in consideration for product design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(14)
On July 17, 2008, the Company issued 100,000 shares of its common stock to Ultraflex International, Inc. The Company issued the stock in consideration for product engineering services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(15)
On July 17, 2008, the Company issued 20,000 shares of its common stock to Mark Donskoy. The Company issued the stock in consideration for internet security consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(16)
On May 15, 2008, the Company entered into Consulting Agreement with Douglas Rogers, one of the Selling Stockholders named in the Selling Stockholders Table, and President of Rogers Consulting Group. Pursuant to the Consulting Agreement, the Company retained Mr. Rogers to provide the Company executive advisory consulting services for a term of four months, from May 15, 2008 to September 15, 2008. In consideration for services rendered by Mr. Rogers under the Consulting Agreement, Mr. Rogers received cash compensation in the aggregate amount of $12,000. Pursuant to a verbal agreement, on July 17, 2008, the Company issued to Mr. Rogers the 152,000 shares of common stock being registered for resale on behalf of Mr. Rogers due to the fact that Mr. Rogers was spending more time than originally contemplated by the Company and Mr. Rogers under the Consulting Agreement. The shares were issued for services already rendered as of September 15, 2008.

The shares were issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(17)
On July 17, 2008, the Company issued 11,000 shares of its common stock to Prime Studios, Inc. The Company issued the stock in consideration for graphic design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

(18)
On September 2, 2008, the Company issued 1,000 shares of its common stock to Vasyl Rubyov. The Company issued the stock in consideration for software engineering services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

SEC COMMENT #2

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership as of the date of this Prospectus by (i) each Named Executive Officer, (ii) each member of our Board of Directors, (iii) each person deemed to be the beneficial owner of more than five percent (5%) of any class of our common stock, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. Unless otherwise noted, the address for each reporting person below is c/o Baeta Corp., 1 Bridge Plaza, 2nd Floor, Suite 275, Fort Lee, NJ 07024.

As of the date of this Prospectus, we have 22,749,202 shares of common stock issued and outstanding,100 shares of the Series A Preferred Stock issued and outstanding, and 2 shares of the Series B Preferred Stock issued and outstanding.

Name and Position	Shares of Common Stock(1)		Percentage of Class (Common)		Shares of Preferred Stock(1) (2)	Percentage of Class (Preferred)

Dr. Alexander Gak (3) President and Chairman	20,800,000		91.5	% (3)	100	100%

Mr. Jeff Burkland (4) Chief Financial Officer (Principal Financial and Accounting Officer)	131,125		0.57%		0	0.00%

Dr. Leonid Topper (5) Chief Medical Officer	80,000		0.35%		0	0.00%

Mr. Leonid Pushkantser (6) Chief Executive Officer and Director (Principal Executive Officer)	146,668		0.64%		0	0.00%

Mr. Eugene Gribov (7) Chief Technology Officer	60,000		0.26%		0	0.00%

Mr. Lee Smith (8) Chief Marketing Officer	336,462	(8)	1.47%		0	0.00%

Directors and Officers as a group (6 people)	21,554,255		92.91%		100	100%

Footnotes:

(1)
As of April 21, 2010, we had 22,749,202 shares of our common stock issued and outstanding and 100 shares of our Series A Preferred Stock (the “Series A Preferred Shares”) issued and outstanding which together represents an aggregate of 22,749,302 voting securities.

(2)	Each of the Series A Preferred Shares maintains preferential voting rights to the holder equivalent to 80% of the total votes of common shares.

(3)
Dr. Gak individually owns 20,000,000 shares of the Company’s common stock. His spouse, Marina Suni individually owns 320,000; Extranome, Inc., a corporation wholly owned by Dr. Gak currently owns 480,000 shares of the Company’s common stock (as of April 21, 2010); therefore Dr. Gak beneficially owns 20,800,000 shares of BAETA common stock.

(4)
Mr. Jeff Burkland was issued stock options to purchase 131,125 shares at a purchase price of $0.50 per share. Such options are exercisable within a sixty day period; therefore, they are being reported as beneficial ownership per the SEC regulations.

(5)
Dr. Leonid Topper was issued stock options to purchase 50,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 10,000 worth (of the 50,000 issued to Dr. Topper) of options will vest as of March 21, 2010. Such options are currently exercisable; therefore, they are being reported as beneficial ownership per the SEC regulations.

(6)
Mr. Leonid Pushkantser was issued stock options to purchase 400,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 100,000 worth (of the 400,000 issued to Leonid) of options will vest as of May 29, 2010. Such options are exercisable within a sixty day period; therefore, they are being reported as beneficial ownership per the SEC regulations.

(7)
Mr. Eugene Gribov was issued stock options to purchase 50,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 10,000 worth (of the 50,000 issued to Eugene) of options will vest as of April 21, 2010. Such options are exercisable within a sixty day period; therefore, they are being reported as beneficial ownership per the SEC regulations.

(8)
Mr. Leroy Smith was issued stock options to purchase 800,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 200,000 worth (of the 800,000 issued to Mr. Smith) of options will vest as of February 2, 2010. Such options are currently exercisable; therefore, they are being reported as beneficial ownership per the SEC regulations.

SEC COMMENT #3

Consulting Agreement

Investor Relations Services

Effective January 1st, 2010, Ms. Kimberly Stempien, (“Ms. Kimberly Stempien”) and BAETA Corp (“Company”) agree as follows:

1.           Services and Payment.  Ms. Kimberly Stempien agrees to undertake and complete the Services (as defined in Exhibit A) in accordance with and on the schedule specified in Exhibit A.  As the only consideration due Ms. Kimberly Stempien regarding the subject matter of this Agreement, Company will pay Ms. Kimberly Stempien in accordance with Exhibit A.

2.           Ownership; Rights; Proprietary Information; Publicity.

A.           Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by Ms. Kimberly Stempien during the term of this Agreement that relate to the subject matter of, or arise out of, the Services or any Proprietary Information (as defined below) (collectively, “Inventions”) and Ms. Kimberly Stempien will promptly disclose and provide all Inventions to Company.  Ms. Kimberly Stempien hereby makes all assignments necessary to accomplish the foregoing ownership; provided that no assignment is made that extends beyond what would be allowed under New Jersey Labor Code if Ms. Kimberly Stempien was an employee of Company.  Ms. Kimberly Stempien shall further assist Company, at Company’s expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights assigned.  Ms. Kimberly Stempien hereby irrevocably designates and appoints Company as its agents and attorneys-in-fact, coupled with an interest, to act for and in Ms. Kimberly Stempien’s behalf to execute and file any document and to do all other lawfully permitted acts to further the foregoing with the same legal force and effect as if executed by Ms. Kimberly Stempien.

B.           Ms. Kimberly Stempien agrees that all Inventions and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees) Ms. Kimberly Stempien develops, learns or obtains during the period over which Ms. Kimberly Stempien is to be providing Services that relate to Company or the business or demonstrably anticipated business of Company or that are received by or for Company in confidence, constitute “Proprietary Information.”  Ms. Kimberly Stempien will hold in confidence and not disclose or, except in performing the Services, use any Proprietary Information.  However, Ms. Kimberly Stempien shall not be obligated under this paragraph with respect to information Ms. Kimberly Stempien can document is or becomes readily publicly available without restriction through no fault of Ms. Kimberly Stempien.  Upon termination and as otherwise requested by Company, Ms. Kimberly Stempien will promptly return to Company all items and copies containing or embodying Proprietary Information, except that Ms. Kimberly Stempien may keep its personal copies of its compensation records and this Agreement. Ms. Kimberly Stempien also recognizes and agrees that Ms. Kimberly Stempien has no expectation of privacy with respect to Company’s telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages) and that Ms. Kimberly Stempien’s activity, and any files or messages, on or using any of those systems may be monitored at any time without notice.

C.           As additional protection for Proprietary Information, Ms. Kimberly Stempien agrees that during the period over which it is to be providing Services (i) and for one year thereafter, Ms. Kimberly Stempien will not encourage or solicit any employee or Ms. Kimberly Stempien of Company to leave Company for any reason and (ii) Ms. Kimberly Stempien will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company, and Ms. Kimberly Stempien will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company.

D.           To the extent allowed by law, Section 2.a and any license to Company hereunder includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like. Furthermore, Ms. Kimberly Stempien agrees that notwithstanding any rights of publicity, privacy or otherwise (whether or not statutory) anywhere in the world and without any further compensation, Company may and is hereby authorized to use Ms. Kimberly Stempien’s name in connection with promotion of its business, products and services and to allow others to do so and.  To the extent any of the foregoing is ineffective under applicable law, Ms. Kimberly Stempien hereby provides any and all ratifications and consents necessary to accomplish the purposes of the foregoing to the extent possible.  Ms. Kimberly Stempien will confirm any such ratifications and consents from time to time as requested by Company.  If any other person provides any Services or provides services similar to any of those referred to above in this paragraph in connection with the Services, Ms. Kimberly Stempien will obtain the foregoing ratifications, consents and authorizations from such person for Company’s exclusive benefit.

E.           If any part of the Services or Inventions is based on, incorporates, or is an improvement or derivative of, or cannot be reasonably and fully made, used, reproduced, distributed and otherwise exploited without using or violating technology or intellectual property rights owned or licensed by Ms. Kimberly Stempien and not assigned hereunder, Ms. Kimberly Stempien hereby grants Company and its successors a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such technology and intellectual property rights in support of Company’s exercise or exploitation of the Services, Inventions, other work performed hereunder, or any assigned rights (including any modifications, improvements and derivatives of any of them).

3.           Warranty.  Ms. Kimberly Stempien warrants that: (i) the Services will be performed in a professional and workmanlike manner and that none of such Services or any part of this Agreement is or will be inconsistent with any obligation Ms. Kimberly Stempien may have to others; (ii) all work under this Agreement shall be Ms. Kimberly Stempien’s original work and none of the Services or Inventions or any development, use, production, distribution or exploitation thereof will infringe, misappropriate or violate any intellectual property or other right of any person or entity (including, without limitation, Ms. Kimberly Stempien); and, (iii) Ms. Kimberly Stempien has the full right to allow it to provide the Company with the assignments and rights provided for herein.

4.           Termination.  If either party materially breaches a material provision of this Agreement, the other party may terminate this Agreement upon 15 days’ notice unless the breach is cured within the notice period.  Company also may terminate this Agreement at any time, with or without cause, upon 15 days’ notice, but, if (and only if) without cause, Company shall upon termination pay Ms. Kimberly Stempien all unpaid amounts due for Services completed prior to notice of termination.  Sections 2 (subject to the limitations on Section 2.c stated therein) through 8 of this Agreement and any remedies for breach of this Agreement shall survive any termination or expiration.  Company may communicate such obligations to any other (or potential) client or employer of Ms. Kimberly Stempien.

5.           Relationship of the Parties; Independent Contractor; No Employee Benefits.  Notwithstanding any provision hereof, Ms. Kimberly Stempien is an independent contractor (not an employee or other agent) solely responsible for the manner and hours in which Services are performed, is solely responsible for all taxes, withholdings, and other statutory, regulatory or contractual obligations of any sort (including, but not limited to, those relating to workers’ compensation, disability insurance, Social Security, unemployment compensation coverage, the Fair Labor Standards Act, income taxes, etc.), and is not entitled to any to participate in any employee benefit plans, fringe benefit programs, group insurance arrangements or similar programs.  Ms. Kimberly Stempien agrees to indemnify Company from any and all claims, damages, liability, settlement, attorneys’ fees and expenses, as incurred, on account of the foregoing or any breach of this Agreement or any other action or inaction of Ms. Kimberly Stempien.   If Ms. Kimberly Stempien is a corporation, it will ensure that its employees and agents are bound in writing to Ms. Kimberly Stempien’s obligations under this Agreement.

6.           Assignment.  This Agreement and the services contemplated hereunder are personal to Ms. Kimberly Stempien and Ms. Kimberly Stempien shall not have the right or ability to assign, transfer, or subcontract any obligations under this Agreement without the written consent of Company.  Any attempt to do so shall be void.  Company may assign its rights and obligations under this agreement in whole or part.

7.           Notice.  All notices under this Agreement shall be in writing, and shall be deemed given when personally delivered, or three days after being sent by prepaid certified or registered U.S. mail to the address of the party to be noticed as set forth herein or such other address as such party last provided to the other by written notice.

8.           Miscellaneous.  Any breach of Section 2 or 3 will cause irreparable harm to Company for which damages would not be a adequate remedy, and, therefore, Company will be entitled to injunctive relief with respect thereto in addition to any other remedies.  The failure of either party to enforce its rights under this Agreement at any time for any period shall not be construed as a waiver of such rights.  No changes or modifications or waivers to this Agreement will be effective unless in writing and signed by both parties.  In the event that any provision of this Agreement shall be determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.  This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the conflicts of laws provisions thereof.  In any action or proceeding to enforce rights under this Agreement, the prevailing party will be entitled to recover costs and attorneys fees.  Headings herein are for convenience of reference only and shall in no way affect interpretation of the Agreement.

9.           Arbitration.  Any controversy or claim (except those regarding Inventions, Proprietary Information or intellectual property) arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, provided however that each party will have a right to seek injunctive or other equitable relief in a court of law.  The prevailing party will be entitled to receive from the nonprevailing party all costs, damages and expenses, including reasonable attorneys’ fees, incurred by the prevailing party in connection with that action or proceeding whether or not the controversy is reduced to judgment or award.  The prevailing party will be that party who may be fairly said by the arbitrator(s) to have prevailed on the major disputed issues.  The Ms. Kimberly Stempien hereby consents to the arbitration in the State of New Jersey.

Ms. Kimberly Stempien.	BAETA Corp
(Ms. Kimberly Stempien)	(Company)

/s/ Kimberly Stempien	/s/ Len Pushkantser

By	By

Kimberly Stempien	Len Pushkantser, CEO
Printed (Name, Title and Address)	Printed (Name, Title and Address)

EXHIBIT A

SERVICE
Introduction to the following investment Firms:
Westfield Capital. Boston, MA
Musket Research, Cambridge, MA
Vertical Group, Summit, NJ

DELIVERABLES

Meeting with Mathew Strobeck, Ph. D, Partner, Westfield Capital, Boston, MA
Conference call with Richard Wehby.Ph.D.. M.B.A.  Partner Musket Research.Cambriclge, MA.
Meeting with Richard B. Emmett, General Partner, Vertical Group, Summit, NJ

COMPENSATION
10,000 shares of BAETA Corp. Common Stock

DURATION OF SERVICE
Until Completion

Item 16.	Exhibits

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation of BAETA Corp. (1)

3.1.1	Amended Articles of Incorporation of BAETA Corp. (1)

3.1.2	Amended Articles of Incorporation of BAETA Corp. (12)

3.2	Bylaws (1)

5.1	Legal Opinion of The Sourlis Law Firm

10.1	Exclusive Software Agreement between Extranome, Inc. and BAETA Corp. (1)

10.2.1	Consulting Agreement with Douglas A. Rogers dated May 15, 2008 (2)

10.2.2	Summary of Verbal Modification to Consulting Agreement with Douglas A. Rogers dated May 15, 2008 (7)

10.3	Amended Consulting Agreement with Douglas A. Rogers dated August 18, 2008 (2)

10.4	Amended Consulting Agreement with Douglas A. Rogers dated October 28, 2008 (6)

10.5	Consulting Agreement with Ventana Capital Partners dated March 1, 2008 (3)

10.6	Settlement and Release with Ventana Capital Partners dated November 14, 2008 (4)

10.7	Settlement and Release with Rogers Consulting Group dated January 29, 2009 (4)

10.8	Summary of verbal Consulting Agreement with Dr. Alex Y. Bekker (4)

10.9.1	Employment Agreement with Jeff Burkland, BAETA Chief Financial Officer (9)

10.9.2	Jeff Burkland Stock Option Agreement (9)

10.10	Employment Agreement with Dr. Leonid Topper, BAETA Chief Medical Officer (7)

10.11	BAETA 2009 Stock Option Plan and Agreement (4)

10.12.1	Software Development Contract with Extranome, Inc. (5)

10.12.2	Statement of Work dated 11-01-2008 (7)

10.12.3	Statement of Work dated 12-01-2008 (7)

10.12.4	Statement of Work dated 01-01-2009 (7)

10.12.5	Statement of Work dated 02-01-2009 (7)

10.12.6	Statement of Work dated 03-01-2009 (7)

10.12.7	Statement of Work dated 04-01-2009 (7)

10.12.8	Statement of Work dated 05-01-2009 (7)

10.12.9	Statement of Work dated 06-01-2009 (7)

10.12.10	Statement of Work dated 07-01-2009 (7)

10.12.11	Statement of Work dated 08-01-2009 (7)

10.12.12	Statement of Work dated 09-01-2009 (7)

10.12.13	Statement of Work dated 10-01-2009 (9)

10.12.14	Statement of Work dated 11-01-2009 (9)

10.12.15	Statement of Work dated 12-01-2009 (10)

10.12.16	Statement of Work dated 01-01-2010 (11)

10.12.17	Statement of Work dated 02-01-2010 (12)

10.12.18	Statement of Work dated 03-01-2010 (13)

10.12.19	Statement of Work dated 04-01-2010

10.13	Employment Agreement with Mr. Leonid Pushkantser, BAETA Chief Executive Officer (6)

10.14	Employment Agreement with Mr. Eugene Gribov, BAETA Chief Technology Officer (6)

10.15	Employment Agreement with Mr. Leroy Smith, BAETA Chief Marketing Officer (6)

10.16	Office Service Agreement with Regus for BAETA’s Executive Offices at 1 Bridge Plaza, Fort Lee NJ (7)

10.17	Shareholder Advance Agreement (7)

10.18	Consulting Agreement between BAETA Corp. and Boris Mordkovich MD. (7)

10.19	Lee Smith Stock Option Agreement (11)

10.20	Promissory Note Agreement between CEO Leonid Pushkantser and Baeta Corp. (11)

10.21	Product Sales Consulting Agreement between BAETA Corp. and Joseph T. Cusack dated January 1, 2010. (13)

10.22	Investor Relations Consulting Agreement between BAETA Corp. and Kimberly Stempien dated January 1, 2010.

10.23	Sales Consulting Agreement between BAETA Corp. and Ms. Vesta Caldwell dated April 12, 2010.

14.1	BAETA Corp. Code of Ethics (1)

14.1	BAETA Corp. Code of Business Conduct (1)

16.1	Stan J.H. Lee, CPA, CMA’s Resignation and Declination Letter to stand for re-election as Company auditor (8) (13)

23.1	Consent of W.T. Uniack & Co., CPAs, P.C.

23.2	Consent of The Sourlis Law Firm (included in Exhibit 5.1)

(1)	Incorporated by reference from the Company’s Registration Statement on Form S-1 (SEC File No.: 333-154243) filed on October 14, 2008.

(2)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 1 (SEC File No.: 333-154243) filed on December 22, 2008.

(3)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 2 (SEC File No.: 333-154243) filed on February 10, 2009.

(4)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 3 (SEC File No.: 333-154243) filed on April 9, 2009.

(5)	Incorporated by reference and filed as Exhibit 10.12 in the Company’s Registration Statement on Form S-1/Amendment No. 3 (SEC File No.: 333-154243) filed on April 9, 2009.

(6)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 4 (SEC File No.: 333-154243) filed on July 28, 2009.

(7)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 5 (SEC File No.: 333-154243) filed on September 29, 2009.

(8)	This exhibit has been revised to incorporate certain disclosures as required by the Securities and Exchange Commission.

(9)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 6 (SEC File No.: 333-154243) filed on November 12, 2009.

(10)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 7 (SEC File No.: 333-154243) filed on December 15, 2009.

(11)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 8 (SEC File No.: 333-154243) filed on January 14, 2010.

(12)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 9 (SEC File No.: 333-154243) filed on February 12, 2010.

(13)	Incorporated by reference from the Company’s Registration Statement on Form S-1/Amendment No. 10 (SEC File No.: 333-154243) filed on April 21, 2010.

SEC COMMENTS #4 & 5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with "Selected Historical Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including the factors we describe under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Forward Looking Statements

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Risk Factors."

Unless stated otherwise, the words “we,” “us,” “our,” “the Company” or “Sound Worldwide” in this prospectus collectively refers to the Company, Baeta Corp.

Organizational History

BAETA Corp. (a development stage company) (“the Company”) was incorporated in the State of New Jersey on August 14, 2007 as a product-driven medical technology company that manufactures advanced products for the global vital signs monitoring industry. The Company has developed a patent-pending pain management and pain assessment product for the estimated 25 million chronic pain sufferers in the U.S. alone.

All activity through December 31, 2009 relates to the Company’s formation and initial research and development.

The Company is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7. “Accounting and Reporting By Development Stage Enterprises.” The Company is subject to the risks associated with activities of development stage companies.

Forward Stock Split

On May 16, 2008, BAETA filed an amendment to the Company’s Certificate of Incorporation with the Secretary of State of the State of New Jersey thereby effectuating a forward stock split of 20,000-to-1, effective 12:01 a.m. on May 16, 2008. The Company did not amend the par value of the Company’s common stock.

Prior to the Forward Split, there were 1,000 shares of the Company’s common stock, par value $0.0001 per share, issued and outstanding, all held by Dr. Alexander Gak, our President and Director. Upon the effectiveness of the Forward Split as of May 16, 2008, there became 20,000,000 shares of the Company’s Common Stock issued and outstanding, all held by Dr. Gak. Currently, there are 22,749,202 shares of the Company’s common stock issued and outstanding to approximately 81 shareholders of record as of the date of this prospectus.

Plan of Operations

We anticipate that the Company will require approximately $500,000 to $1,000,000 in additional capital to execute its current 12-month plan of operations; including but not necessarily limited to expenses related to the patents pending for its developing products and technology, expansion of infrastructure and physical office space, hiring of key employees and sales and administrative and executive personnel as well as for the registration of its shares and compliance with securities regulations. We do not currently have sufficient capital to meet our needs for the next 12 months, and we are extremely reliant upon future financings to fund our operations. We intend procure this additional capital by way of private offerings of our common stock, exempt from the registration requirements of the Federal and state securities laws. We may retain the services of one or more placement agents to obtain this financing. To date, we have been in discussions with potential placement agents regarding the commencement of such private offerings, however, no such private offerings have yet commenced.

During the next 12 months, we intend to continue to outsource our product research and development to Ionidea Ukraine of Crimea, Ukraine for technical development and prototyping and M.B. Turnkey Design, LLC of Manville, New Jersey for physical product prototyping and production. We anticipate that we will incur costs of approximately $10,000 to $20,000 per month for ongoing technology development. We have started the MyPainAway™ device manufacturing process with M.B. Turnkey Design, LLC of Manville, New Jersey.

We have also obtained MyPainAway™ device manufacturing quotes from Ultraflex, Ronkonkoma, New York, and OCM Manufacturing, Ontario, Canada. We expect that the cost of production will be significantly lower than the average sale price of the product and that terms will be predicated on actual product ordered at any given time. We anticipate that we will use additional capital to hire sales personnel and administrative and executive personnel at a level consistent with available capital, but aggressively to support initial product sales and market penetration. We do not believe that we can sustain or execute our plan of operations, nor bring our proposed products to market without additional capital of approximately $500,000 to $1,000,000.

Exclusive Software Agreement

On September 16, 2008, Dr. Alexander Gak, our President and Chairman, and Extranome, Inc., a New Jersey corporation entered into an Exclusive Software Agreement (the “Agreement”). Pursuant the Agreement, Extranome sold to Baeta Corp. all commercial rights to its software entitled MyHealthID Medical Records Systems for a twenty five year term. Pursuant to the Agreement, the Company agreed to pay Extranome $0.00 upfront, and in perpetuity approximately forty-nine percent of all net revenues generated from advertising by MyHealthID. Our President and sole director, Dr. Alexander Gak, is the 100% owner of Extranome, Inc., a New Jersey corporation.

Software Development Agreement with Extranome, Inc.

On November 1, 2008, BAETA Corp. entered into a Software Development Contract with Extranome, Inc. At the time of the transaction, BAETA and Extranome were controlled by Dr. Alexander Gak, our President and Chairman. This Exclusive Software Agreement is attached to this prospectus as Exhibit 10.12.

Pursuant to the Software Development Agreement, Extranome has been providing ongoing software development and product support services for BAETA since November 01, 2008. The Software Development Agreement is a non-exclusive agreement and is not related to BAETA’s Exclusive Software Agreement (Exhibit 10.1) regarding MyHealthID product. In accordance with Section 2 of the Software Development Agreement, BAETA is to pay Extranome for the contracted work in cash form; however BAETA currently does not have a sufficient amount of cash on hand. Therefore, BAETA is paying Extranome 50% in shares of its common stock, and 50% in cash. Extranome has received 30,000 for each month since November as non-cash part of compensation for services rendered which represent approximately 50% of Extranome’s due monthly compensation, and to date has received 480,000 shares of BAETA Corp. BAETA will continue to issue company shares to Extranome in the amount of 50% of the monthly compensation for services rendered until it is able to compensate Extranome fully in cash.

Going Concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s accumulated operating loss since inception is ($1,362,378). As of December 31, 2009, the Company has total liabilities of $610,366 compared to total assets of $232,037, limited cash on hand in the amount of $3,189, and stockholders’ deficit of ($378,328).

The Company will actively pursue its business activities, offer noncash consideration, secure additional or refinance the debt and/or raise equity as a means of financing its operations and meet the credit obligations. If the Company is unable to return to its profitability or obtain necessary financing, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. The company’s management is currently seeking additional capital to support operations, but has not received any firm or other commitments from any parties and may or may not, be successful in obtaining capital sufficient to perpetuate the operations of the Company.

Evolving Industry Standards; Rapid Technological Changes

The Company's success in its business will depend in part upon its continued ability to enhance its existing products and services, to introduce new products and services quickly and cost effectively to meet evolving customer needs, to achieve market acceptance for new product and service offerings and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that competitors of the Company will not develop competitive products, or that any such competitive products will not have an adverse effect upon the Company's operating results.

Moreover, management intends to continue to implement "best practices" and other established process improvements in its operations going forward. There can be no assurance that the Company will be successful in refining, enhancing and developing its operating strategies and systems going forward, that the costs associated with refining, enhancing and developing such strategies and systems will not increase significantly in future periods or that the Company's existing software and technology will not become obsolete as a result of ongoing technological developments in the marketplace.

Sufficiency of Cash Flows

Because current cash balances and projected cash generation from operations are not sufficient to meet the Company's cash needs for working capital and capital expenditures, management intends to seek additional equity or obtain additional credit facilities. The sale of additional equity could result in additional and substantial dilution to the Company's shareholders. A portion of the Company's cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies.

Restatement of 2008 Financial Results

On May 26, 2009, Stan J.H. Lee, CPA, CMA, declined to stand for re-election as auditor of BAETA Corp. This decision came with approval by BAETA’s sole director, Dr. Alexander Gak.

Subsequently, the Company hired W.T. Uniack & Co., CPAs, P.C. as independent public auditor going forward, as of 6/30/2009. At this time, Management conducted a review of the December 31, 2008 audited financial statements, and determined that many material errors were present necessitating a re-audit, and as such, directed W.T. Uniack & Co., CPAs, P.C. to re-audit the Company financials for the year ending December 31, 2008. The re-audited and corrected financial statements for the year ending December 31, 2008, are now provided. The errors resulted in a change in Net Income Before Tax from ($596,661) to ($547,700) and Net Income from ($597,193) to ($548,200).

Results of Operations for the fiscal year ended December 31, 2009 compared to December 31, 2008.

1.	Assets.

a.
Cash. The Company’s cash decreased 78% from $14,475 for the fiscal year ended December 31, 2008 to $3,189 as of December 31, 2009. The decrease is attributable to a loss from operations and cash used in investing activities, offset by the sale of common stock and multiple loans for the company’s primary shareholder.

b.
Total Assets. Total Assets increased 64.5%, from $82,452 as of December 31, 2008 to $232,037 as of December 31, 2009 primarily as a result of the acquisition of property, the development of our Software Asset, and reductions in cash and inventory.

2.	Liabilities.

a.
Current Liabilities. Current liabilities increased 74% from $76,411 as of December 31, 2008 to $293,006 as of December 31, 2010.  The increase is attributable primarily to an increase in Accounts Payable, including Accounts Payable to a related party, an increase in Other Current Liabilities, and an increase in a short-term Shareholder Note provided by the Company’s CEO, Leonid Pushkantser.  Other Current Liabilities primarily consists of Unearned Revenue from a customer that pre-paid for product that has not been delivered yet.

b.
Long-Term Liabilities.  Long-Term Liabilities increased 42.5% from $259,011 as of December 31, 2008 to $610,366 as of December 31, 2010.  The increase is attributable to loans and advances from the Company’s Chairman, Alexander Gak.

3.	Stockholder’s Equity.

a.
Common Stock. Total Stockholder’s Deficit decreased  114% from ($176,559) at December 31, 2008 to ($378,328) at December 31, 2009, as the Company continued to record operating losses during its development phase.

b.
Retained Earnings. The Company’s Accumulated Losses increased 143% from December 31, 2008, to December 30, 2009. The increase is attributable to the increase in operating expenditures and development costs of the company’s products during the development stages of the Company.

4.
Revenue & Sales. Our revenues were $9,003 for the year ended December 31, 2009, compared with $71 in revenue for the year ending December 31, 2008. The increase in revenue was due to a sale of several units of the My Pain Away beta products to one customer.  The units were delivered upon receipt of payment from the customer.  As stated in the Company’s Revenue Recognition policy, the Company has no significant post delivery obligations and the customer does not have any significant refund rights, acceptance terms, discounts, or other terms that serve to reduce the amount recorded relative to the sales price nor to delay the timing of recognition of revenue.

5.
Amortization Expense. Amortization Expense increased approximately 73% from December 31, 2008 to December 31, 2009, from $245 to $423, respectively. This change is attributable to the realization of amortization expense for tangible and intangible assets acquired and capitalized by the Company during the period.

6.
Research & Development. Research & Development costs for the period ended December 31, 2009 were $60,000.  That compares with $73,412 for the period ended December 31, 2008. The Company has expensed approximately $142,412 to date in the development of proprietary software that supports and integrates with its commercial products.

7.
Sales & Marketing expenses.  Sales & Marketing costs were $113,071 for the period ended December 31, 2009, compared to $52,388 for the year ended December 31, 2008. The increase in sales  & marketing costs for this time period is attributed to launch efforts related to company products.

8.
Other Miscellaneous Operating Expenses. Other miscellaneous operating expenses for the fiscal year ended December 31, 2009 were $616,389. Total operating expenses for the fiscal year ended December 31, 2008 were $471,629. Other miscellaneous operating increased because of an increase in most elements of the daily operations of the Company, including increases in consulting fees for general administration from $269,475 for fiscal year ended December 31, 2008 to $385,400 for fiscal year ended December 31, 2009, payroll costs from $0 for fiscal year ended December 31, 2008 to $126,360 for fiscal year ended December 31, 2009, attributable to hiring a full-time CEO, legal fees from $71,857 for fiscal year ended December 31, 2008 to $34,861 for fiscal year ended December 31, 2009, accounting fees from $11,680 for fiscal year ended December 31, 2008 to $17,637 for fiscal year ended December 31, 2009, and various other regular operating expenses..

9.
Net Loss. Net loss for fiscal years ended December 31, 2009 and December 31, 2008 were ($802,649) and ($548,200), respectively. The Company’s total Net Loss since inception to December 31, 2008 was ($1,362,378).

Results of Operations for the fiscal year ended December 31, 2008 compared to December 31, 2007.

1.	Assets.

a.
Cash. The Company’s cash increased 42.61% from $10,150 for the fiscal year ended December 31, 2007 to $14,475 as of December 31, 2008.The increase is attributable to proceeds from the sale of common stock and multiple loans for the company’s primary shareholder.

b.
Total Assets. Total Assets increased 687.43%, from $10,471 as of December 31, 2007 to $82,452 as of December 31, 2008 as a result of the acquisition of property, the rescission of previously realized tax assets and various deposits.

2.	Liabilities.

a.
Shareholder Advance. Shareholder Advance increased to $182,600 as of December 31, 2008. The advances have been made in multiple installments by the Company’s founder and CEO. Shareholder Advance is accounted for as a long-term liability, although there are no contractual stated rates or terms for repayment between the Company and its Founder & CEO at this time. The Company intends to repay the advances, possibly with reasonable interest, when funds are available to do so without negatively impacting the overall financial condition of the Company.

On August 19, 2009, the Company and Dr. Alexander Gak entered into an agreement to document the terms of the Shareholder Advance. The agreement converted the advance into a loan. The material terms are that the Company will owe an interest rate of 8% per year, beginning on August 19, 2009, for the outstanding loan amount. The company will begin payment of the principal and accrued interest only after the Company’s operating checking account exceeds $250,000 in net cash on hand, at which time the company will pay $5,000 per month. Any principal and accrued interest not already repaid is due on August 18, 2019. The Company is allowed to pre-pay the note without penalty, but the debt-holder does not have the right to demand pre-payment.

3.	Stockholder’s Equity.

a.
Common Stock. The value of the Company’s common equity decreased 2,112% from December 31, 2007 to December 31, 2008, as the Company continued to record operating losses during its development phase in the form of accumulated deficits of approximately $559,729 at December 31, 2008.

b.
Retained Earnings. The Company’s Accumulated Deficit increased 5,179.92% from December 31, 2007, to December 30, 2008. The increase is attributable to the increase in operating expenditures and development costs of the company’s products during the development stages of the Company.

4.	Revenue & Sales. The Company is a development stage company and as of December 31, 2008, did not generate any substantial revenue from sales.

5.
Amortization Expense. Amortization Expense increased approximately 744% from December 31, 2007 to December 31, 2008, from $29 to $245, respectively. This change is attributable to the realization of amortization expense for tangible and intangible assets acquired and capitalized by the Company during the period.

6.	Research & Development Expense. Software development costs for the period ended December 31, 2008 were $73,412. That compares with $9,000 for the period ended December 31, 2007.

7.
Other Miscellaneous Operating Expenses. Other miscellaneous operating expenses for the fiscal year ended December 31, 2008 were $471,629. Total operating expenses for the fiscal year ended December 31, 2007 were $2,500. Other miscellaneous operating increased because of an increase in all elements of the daily operations of the Company, including increases in consulting fees for general administration from $2,500 for fiscal year ended December 31, 2007 to $269,475 for fiscal year ended December 31, 2008, marketing from $0 for fiscal year ended December 31, 2007 to $52,388 for fiscal year ended December 31, 2008, legal fees from $0 for fiscal year ended December 31, 2007 to $71,857 for fiscal year ended December 31, 2008, accounting fees from $0 for fiscal year ended December 31, 2007 to $11,680 for fiscal year ended December 31, 2008, and various other regular operating expenses..

8.
Net Loss. Net loss for fiscal years ended December 31, 2008 and December 31, 2007 were ($548,200) and ($11,529), respectively. The Company’s total Net Loss since inception to December 31, 2008 was ($559,729).

Liquidity and Capital Resources; Going Concern

Cash Balance. At December 31, 2009, we had $3,189 cash on-hand and our stockholder’s deficit was ($378,328), and there is substantial doubt as our ability to continue as a going concern. We anticipate incurring losses in the near future. We do not have an established source of revenue sufficient to cover our operating costs in the next 12 months. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means. If we are unable to reverse our losses, we will have to discontinue operations.

Off –Balance Sheet Operations

The Company does not have any off-balance sheet operations.

CRITICAL ACCOUNTING POLICIES

The Company’s financial statements included herein were prepared in accordance with United States generally accepted accounting principles. Significant accounting policies are as follows:

a.	Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

b.	Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

c.	Income Taxes

The Company complies with the provisions of SFAS No. 109 “Accounting for Income Taxes”. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

d.	Fair Value of Financial Instruments

The carrying value of cash equivalents, software development costs, and accrued expenses approximates fair value.

e.	Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.  The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, delivery has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

Evidence of a sales arrangement and a fixed or determinable price can be provided by a purchase order from the customer or from the customer paying for and accepting the product.  Unless indicated differently in a contract between the customer and the Company, the Company assumes delivery to have occurred and title to have passed upon receipt of the product by the customer.  Because the Company does not have a history with its customers yet, it assures collectability by recognizing revenue only after payment for product is received.

The Company has no significant post delivery obligations and its customers do not have any significant refund rights, acceptance terms, discounts, or other terms that serve to reduce the amount recorded relative to the sales price nor to delay the timing of recognition of revenue.

f.	Software Development Costs

The Company complies with the provisions of SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.  The Software Application Asset is for software that will be used in the company’s products and began being capitalized after technological feasibility was established, which as required by SFAS No. 86, was after a working model was delivered to BAETA Corp and the working model software was tested for completeness, functionality, and consistency with expected product design.  The testing was performed by the vendor that developed and delivered the product as well as by BAETA Corp and select potential customers.  Capitalized software costs will begin being amortized when the software product is available for general release to customers.  The asset is reviewed for impairment at an executive management meeting quarterly, during the review of the Company’s financial results.  Impairment is reviewed on a product-by-product basis by comparing the unamortized capitalized costs to the asset’s net realizable value.  The amount by which the unamortized capitalized costs exceed the net realizable value would be recognized as an impairment charge.

g.	Stock Options

The Company complies with the provisions of SFAS No. 123R “Accounting for Stock-Based Compensation”.  The company uses the Black-Scholes-Merton closed-form model to value it’s stock options.  Using that model, the Company includes as inputs to the model assumptions for the exercise price of each option, the expected term of each option, the current price of the underlying share, the expected volatility in the price of the underlying share for the expected term of each option, the expected dividends on the underlying share for the expected term of each option, and the risk free rate for the expected term of each option.

The exercise date of each option is included on the contractual agreements with each compensated provider.  To estimate the expected term of options, the company used the “simplified” method as allowed in Staff Accounting Bulletin No. 110.  The price of the underlying share is valued at the time of option grant with the most relevant measurement at the time being either current stock price of the company stock in a recent private placement or equity offering or vendor invoice/contract that most closely reflects the value of services performed or product delivered..  Volatility is estimated by using the implied volatility a comparable company that is public, with publicly traded options, that is in a similar industry, with a similar product set, at a stage of life and size as close to the Company as possible for the set of similar companies with publicly traded options.  The Company is using implied volatility, because historic volatility for the Company does not exist and is not practicable to obtain from comparable companies.  There are no dividends expected to be paid on the underlying shares during the expected term of any options.  And, the risk free rate is obtained from the yield on a similar term U.S. Treasury.

h.	Stock Compensation

Stock issued for services rendered is valued at the time of service with the most relevant measurement at the time being either current stock price of the company stock in a recent private placement or equity offering or vendor invoice/contract that most closely reflects the value of services performed or product delivered.

SEC COMMENT #6

FINANCIAL INFORMATION
BAETA CORP.
Audited Financial Statements for the Period ended December 31, 2009

Item:	Page No.:
Auditors’ Report
Balance Sheet
Statement of Operations
Statement of Stockholder Equity (Deficit)
Statement of Cash Flows
Notes

Baeta Corp.
( a Developmental Stage Company)
Balance Sheets

	As of	As of	As of
	December 31,	December 31,	December 31,
	2009	2008	2007

ASSETS
Current Assets
Cash	$3,189	$14,475	$10,150
Inventory	1,713	4,308	-
Total Current Assets	4,901	18,783	10,150

Other Assets
Software Application	203,357	47,357	-
Plant Property & Equipment, net of accumulated depreciation of $528	21,694	16,061	-
Organization, net of accumulated amortization of $ 169	181	251	321
Deposit	1,904	-	-
Total Other Assets	227,136	$63,669	321

TOTAL ASSETS	$232,037	$82,452	$10,471

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable	$69,805	$2,250	$-
Accounts Payable Related Party	110,000	30,000	-
Line of Credit	46,708	44,161	-
Other Current Liabilities	56,492	-	-
Shareholder Note	10,000	-	-
Total Current Liabilities	293,006	76,411	-

Long-Term Liabilities
Shareholder Advance	28,510	182,600	20,000
Shareholder Note	288,850	-	-
Total Long-Term Liabilities	317,360	182,600	20,000

TOTAL LIABILITIES	610,366	259,011	20,000

Stockholders' Equity (Deficit)

Preferred stock, 10,000,000 shares authorized with a par value of $ 0.0001. 100 shares of Series A issued or outstanding (100 issued and outstanding as of 2008)	-	-	-
Common stock, 100,000,000 shares authorized with a par value of $ 0.0001 ,issued and outstanding 22,501,052 shares at December 31, 2009	2,250	2,148	2,000
Paid-in capital	981,800	381,022	-
Losses that have accumulated during the development stage	(1,362,378)	(559,729)	(11,529)

Total Stockholders' Equity (Deficit)	(378,328)	(176,559)	(9,529)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$232,037	$82,452	$10,471

See Notes Financial Statements

Baeta Corp.
( a Developmental Stage Company)
Statement of Operations

				Cumulative during
	Year Ended	Year Ended	Year Ended	development stage
	December 31, 2009	December 31, 2008	December 31, 2007	August 14, 2007 to December 31, 2009

Revenues
Revenue	$9,003	$71	$-	$9,074
Net Revenue	9,003	71	-	9,074

Total Revenue	9,003	71	-	9,074

Cost of Goods Sold
Cost of Goods Sold	2,595	17	-	2,612
Total Cost of Goods Sold	2,595	17	-	2,612
				-
Gross Income	6,408	54	-	6,462

Operating Expenses

Amortization	423	245	29	697
Research & Development	60,000	73,412	9,000	142,412
Sales & Marketing	113,071	52,388	-	165,459
Other miscellaneous operating expenses	616,389	419,241	2,500	1,038,130
Total Operating Expenses	789,883	545,286	11,529	1,346,698

Loss From Operations	(783,475)	(545,232)	(11,529)	(1,340,236)

Other income (expense)
Charitable Donation	(5,000)	(2,500)		(7,500)
Interest expense	(12,546)	32	-	(12,514)

Net Loss Before Provision For Income Taxes	(801,021)	(547,700)	(11,529)	(1,360,250)

Provision For Income Taxes	1,628	500	-	2,128
				-
Net Loss	$(802,649)	$(548,200)	$(11,529)	$(1,362,378)

Basic earning (Loss) per share	$(0.04)	$(0.03)	$(0.00)	$

Weighted average number of
common shares - basic and diluted	21,873,711	20,683,456	20,000,000

See Notes to Financial Statements

Baeta Corp.
( a Developmental Stage Company)
Statement of Stockholder Equity (Deficit)

					Additional	Retained
	Preferred Shares		Common Stock		Paid-in	Earnings	Total
	Shares	Amount	Shares	Amount	Capital	(Deficit)

Balance, August 14, 2007			-	-	-	-	-

Commn stock issued,August 14, 2007			20,000,000	2,000	-	-	2,000
Loss for the period beginning Aug 14, 2007 ( inception) to December 31, 2007						(11,529)	(11,529)

Balance, December 31, 2007			20,000,000	2,000	-	(11,529)	(9,529)

Preferred Stock - Series A	100	-
Stocks issued for service and consulting			536,280	54	146,016		146,070
Private placements, August 1, 2008			930,400	93	232,507		232,600
Charitable donation, Nov 17, 2008			10,000	1	2,499		2,500
Loss for the year ended Dec 31, 2008						(548,200)	(548,200)

Balance, December 31, 2008	100	-	21,476,680	2,148	381,022	(559,729)	(176,559)

Stocks issued for service and consulting			627,372	63	313,623		313,686
Option Holder's Equity					88,694		88,694
Private Placements			387,000	39	193,461		193,500
Charitable donation			10,000	1	4,999		5,000
Loss for the year ended Dec 31, 2009						(802,649)	(802,649)

Balance, December 31, 2009	100	-	22,501,052	2,250	981,800	(1,362,378)	(378,328)

See Notes to Financial Statements

Baeta Corp.
( a Developmental Stage Company)
Statement of Cash Flows

				Cumulative during
	Year Ended	Year Ended	Year Ended	development stage
	December 31,	December 31,	December 31,	August 14, 2007 to
	2009	2008	2007	December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(802,649)	$(548,200)	$(11,529)	$(1,362,378)

Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation	353	175		528
Amortization	70	70	29	169
Increase in current assets and liabilities;
Increase in accounts payable	67,555	2,250		69,805
Increase in accounts payable related party	80,000	30,000		110,000
Increase in Other Current Liabilities	56,492			56,492
Increase in Inventory	2,595	(4,308)		(1,713)
Increase in Deposit	(1,904)			(1,904)
Stock Based Compensation	402,380	146,070		548,450
Net cash used by operating activities	(195,107)	(373,943)	(11,500)	(580,550)

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E	(5,986)	(16,236)		(22,222)
Expenditure for organization expense	-	-	(350)	(350)
Software Application	(156,000)	(47,357)		(203,357)
Net cash provided by (used in) investing activities	(161,986)	(63,593)	(350)	(225,929)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder Advance	(154,090)	162,600	20,000	28,510
Shareholder Note	298,850	0		298,850
Line of Credit	2,547	44,161		46,708
Additional Fianncing Fees
Change in Comon Stock Value
Common Stock Issued	198,500	235,100	2,000	435,600
Net cash provided by (used in) financing activities	345,808	441,861	22,000	809,669

Net increase (decrease) in cash & cash equivalents	(11,286)	4,325	10,150	3,189

Cash at beginning of period	14,475	10,150	-	-
Cash at end of period	$3,189	$14,475	$10,150	$3,189

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Income taxes paid	1,498	500	-	1,998

See Notes to Financial Statements

SEC COMMENTS #7 & 8

Report of Independent Registered Public Accounting Firm

Board of Directors

BAETA Corp.

We have audited the accompanying balance sheet of BAETA Corp. (the “Company”), a development stage company, as of December 31, 2009, 2008 and 2007 and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2009, 2008 and 2007 and the period of August 14, 2007 (inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, 2008 and 2007 and the results of its operations and changes in stockholders’ equity and its cash flows for the year ended December 31, 2009, 2008 and 2007 and the period from August 14, 2007 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 of the notes to the accompanying financial statements, the financial statements have been prepared assuming that the Company will continue as a going concern. As noted within, the Company’s management is currently seeking additional capital to support operations, but has not received any firm commitment(s) to do so. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/W.T. Uniack & Co. CPA’s, P.C.

Alpharetta, Georgia
March 25, 2010

SEC COMMENT #9 (and 10)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership as of the date of this Prospectus by (i) each Named Executive Officer, (ii) each member of our Board of Directors, (iii) each person deemed to be the beneficial owner of more than five percent (5%) of any class of our common stock, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. Unless otherwise noted, the address for each reporting person below is c/o Baeta Corp., 1 Bridge Plaza, 2nd Floor, Suite 275, Fort Lee, NJ 07024.

As of the date of this Prospectus, we have 22,749,202 shares of common stock issued and outstanding,100 shares of the Series A Preferred Stock issued and outstanding, and 2 shares of the Series B Preferred Stock issued and outstanding.

Name and Position	Shares of Common Stock(1)		Percentage of Class (Common)		Shares of Preferred Stock(1) (2)	Percentage of Class (Preferred)

Dr. Alexander Gak (3) President and Chairman	20,800,000		91.5	% (3)	100	100%

Mr. Jeff Burkland (4) Chief Financial Officer (Principal Financial and Accounting Officer)	131,125		0.57%		0	0.00%

Dr. Leonid Topper (5) Chief Medical Officer	80,000		0.35%		0	0.00%

Mr. Leonid Pushkantser (6) Chief Executive Officer and Director (Principal Executive Officer)	146,668		0.64%		0	0.00%

Mr. Eugene Gribov (7) Chief Technology Officer	60,000		0.26%		0	0.00%

Mr. Lee Smith (8) Chief Marketing Officer	336,462	(8)	1.47%		0	0.00%

Directors and Officers as a group (6 people)	21,554,255		92.91%		100	100%

Footnotes:

(1)
As of April 21, 2010, we had 22,749,202 shares of our common stock issued and outstanding and 100 shares of our Series A Preferred Stock (the “Series A Preferred Shares”) issued and outstanding which together represents an aggregate of 22,749,302 voting securities.

(2)	Each of the Series A Preferred Shares maintains preferential voting rights to the holder equivalent to 80% of the total votes of common shares.

(3)
Dr. Gak individually owns 20,000,000 shares of the Company’s common stock. His spouse, Marina Suni individually owns 320,000; Extranome, Inc., a corporation wholly owned by Dr. Gak currently owns 480,000 shares of the Company’s common stock (as of April 21, 2010); therefore Dr. Gak beneficially owns 20,800,000 shares of BAETA common stock.

(4)
Mr. Jeff Burkland was issued stock options to purchase 131,125 shares at a purchase price of $0.50 per share. Such options are exercisable within a sixty day period; therefore, they are being reported as beneficial ownership per the SEC regulations.

(5)
Dr. Leonid Topper was issued stock options to purchase 50,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 10,000 worth (of the 50,000 issued to Dr. Topper) of options will vest as of March 21, 2010. Such options are currently exercisable; therefore, they are being reported as beneficial ownership per the SEC regulations.

(6)
Mr. Leonid Pushkantser was issued stock options to purchase 400,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 100,000 worth (of the 400,000 issued to Leonid) of options will vest as of May 29, 2010. Such options are exercisable within a sixty day period; therefore, they are being reported as beneficial ownership per the SEC regulations.

(7)
Mr. Eugene Gribov was issued stock options to purchase 50,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 10,000 worth (of the 50,000 issued to Eugene) of options will vest as of April 21, 2010. Such options are exercisable within a sixty day period; therefore, they are being reported as beneficial ownership per the SEC regulations.

(8)
Mr. Leroy Smith was issued stock options to purchase 800,000 shares at a purchase price of $0.50 per share. According to the stock option agreement, 200,000 worth (of the 800,000 issued to Mr. Smith) of options will vest as of February 2, 2010. Such options are currently exercisable; therefore, they are being reported as beneficial ownership per the SEC regulations.

Item 15.                Recent Sales of Unregistered Securities

On August 15, 2007, in connection with the formation of the Company, Dr. Alexander Gak, the founder of the Company received 1,000 shares of common stock from the Company for an aggregate of $2,000. By Amendment to the Articles of Incorporation, the Company subsequently conducted a forward stock split of 20,000 to 1, whereby Dr. Gak owned 20,000,000 shares of common stock immediately following the forward split. The shares were issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder, as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	20,000,000 shares of Common Stock outstanding after this issuance.

On April 18, 2008, our Board of Directors approved the designation of 100 shares of our preferred stock as Series A Preferred Stock (the “Series A Preferred Shares”) and authorized our officers to file a Certificate of Designation for the Series A Preferred Shares, which occurred on June 23, 2008. The Series A Preferred Stock vote with our Common Stock as a single class and have 80% of the voting power of the aggregate number of shares voted. Dr. Gak was issued the 100 shares of Series A Preferred Stock on that same day for consideration of $100. The shares were issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder, as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	100 shares of Preferred Stock outstanding after this issuance.

From the period of August through September of 2008, the Company conducted an offering of its common stock solely to accredited investors. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act. As of the close of the offering on September 25, 2008, the Company had sold approximately 930,400 shares of its common stock to approximately 44 accredited investors, and had raised an aggregate of $232,600. The Company’s President and Chairman, Dr. Alexander Gak’s spouse, Marina Suni was a participant to this offering, purchasing 320,000 shares of common stock at the purchase price of $0.25 per share, for an aggregate purchase price of $80,000. By law, her shares are not being registered for sale in this registration statement.

Sub-Total:	20,930,400 shares of Common Stock outstanding after this issuance.

On June 23, 2008, the Company issued 4,000 shares of its common stock to members of The Sourlis Law Firm. The Company issued the stock in consideration for professional legal services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	20,934,400 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 5,000 shares of its common stock to Dr. Alex Y. Bekker. The Company issued the stock in consideration for scientific consulting services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	20,939,400 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 1,000 shares of its common stock to Robert Sturtz. The Company issued the stock in consideration for graphic design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	20,940,400 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 1,000 shares of its common stock to Display Equation, LLC. The Company issued the stock in consideration for graphic design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	20,941,400 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 20,000 shares of its common stock to M.B. Turnkey Design. The Company issued the stock in consideration for product design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	20,961,400 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 100,000 shares of its common stock to Ultraflex International, Inc. The Company issued the stock in consideration for product engineering services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,061,400 shares of Common Stock outstanding after this issuance.

On July 17, 2008 and September 2, 2008, the Company issued 10,000 and 11,280 (for an aggregate of 21,280) shares respectively of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,082,680 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 20,000 shares of its common stock to Mark Donskoy. The Company issued the stock in consideration for internet security consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,102,680 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 152,000 shares of its common stock to Douglas A. Rogers. The Company issued the stock in consideration for executive and financial consulting services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,254,680 shares of Common Stock outstanding after this issuance.

On July 17, 2008, the Company issued 11,000 shares of its common stock to Prime Studios, Inc. The Company issued the stock in consideration for graphic design services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,265,680 shares of Common Stock outstanding after this issuance.

On September 2, 2008, the Company issued 1,000 shares of its common stock to Vasyl Rubyov. The Company issued the stock in consideration for software engineering services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,266,680 shares of Common Stock outstanding after this issuance.

On October 28, 2008, the Company issued an additional 152,000 shares of its common stock to Douglas A. Rogers pursuant to an Amendment to the original consulting agreement between Rogers Consulting and Baeta Corp. The Company issued the stock in consideration for executive and financial consulting services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,418,680 shares of Common Stock outstanding after this issuance.

On November 17, 2008, the Company issued 10,000 shares of its common stock to Chabad of Fort Lee as a charitable donation to a religious organization, upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,428,680 shares of Common Stock outstanding after this issuance.

On December 12, 2008, the Company issued 8,000 shares of its common stock to Cutting Edge Consulting, Inc. The Company issued the stock in consideration for marketing consulting services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,436,680 shares of Common Stock outstanding after this issuance.

On December 12, 2008, the Company issued 10,000 shares of its common stock to members of The Sourlis Law Firm, including Philip Magri, Esq. and Joseph M. Patricola, Esq. Mr. Magri and Mr. Patricola each received 5,000 shares. The Company issued the stock in consideration for professional legal services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,446,680 shares of Common Stock outstanding after this issuance.

On December 12, 2008, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,476,680 shares of Common Stock outstanding after this issuance.

Year ended 12/31/2008:                    21,476,680 shares of Common Stock outstanding at the 2008 fiscal year end.

On January 14, 2009, the Company issued its common stock to Yevgeny Litvak, a qualified and accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 6,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Litvak, for an aggregate of $3,000.

Sub-Total:	21,482,680 shares of Common Stock outstanding after this issuance.

On January 23, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,512,680 shares of Common Stock outstanding after this issuance.

On January 23, 2009, the Company issued 9,282 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,521,962 shares of Common Stock outstanding after this issuance.

On February 25, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,551,962 shares of Common Stock outstanding after this issuance.

On February 25, 2009, the Company issued 10,000 shares of Common Stock to Vasyl Rubyov of IonIdea, Inc. of Ukraine. The Company issued the stock in consideration for software development services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,561,962 shares of Common Stock outstanding after this issuance.

On March 25, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,591,962 shares of Common Stock outstanding after this issuance.

Quarter Ended 3/31/2009:                21,591,962 shares of Common Stock outstanding as of the Quarterly Period ended 3/31/2009 (1st Quarter ended).

On April 26, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,621,962 shares of Common Stock outstanding after this issuance.

On April 26, 2009, the Company issued 5,000 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,626,962 shares of Common Stock outstanding after this issuance.

On April 26, 2009, the Company issued 9,496 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,636,458 shares of Common Stock outstanding after this issuance.

On May 28, 2009, the Company issued 25,000 shares of its common stock to members of The Sourlis Law Firm, including Windows of Heaven and More LLC FBO Virginia K. Sourlis, Esq., and Joseph M. Patricola, Esq. Ms. Sourlis received 20,000 to her LLC and Mr. Patricola received 5,000 shares. The Company issued the stock in consideration for professional legal services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,661,458 shares of Common Stock outstanding after this issuance.

On May 28, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,691,458 shares of Common Stock outstanding after this issuance.

On May 28, 2009, the Company issued 5,000 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,696,458 shares of Common Stock outstanding after this issuance.

On June 29, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,701,458 shares of Common Stock outstanding after this issuance.

On June 29, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,731,458 shares of Common Stock outstanding after this issuance.

On June 29, 2009, the Company issued 5,000 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,736,458 shares of Common Stock outstanding after this issuance.

On June 29, 2009, the Company issued 5,000 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,741,458 shares of Common Stock outstanding after this issuance.

Quarter Ended 6/30/2009:                21,741,458 shares of Common Stock outstanding as of the Quarterly Period ended 6/30/2009 (2nd Quarter end).

On July 1, 2009, the Company issued its common stock to Mikhail Tsypenyuk, a qualified and accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 50,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Tsypenyuk, for an aggregate of $25,000.

Sub-Total:	21,791,458 shares of Common Stock outstanding after this issuance.

On July 2, 2009, the Company issued its common stock to Boris Mordkovich, a qualified and accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 84,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Mordkovich, for an aggregate of $42,000.

Sub-Total:	21,875,458 shares of Common Stock outstanding after this issuance.

On July 23, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,880,458 shares of Common Stock outstanding after this issuance.

On July 23, 2009, the Company issued 5,000 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,885,458 shares of Common Stock outstanding after this issuance.

On July 23, 2009, the Company issued 5,000 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,890,458 shares of Common Stock outstanding after this issuance.

On July 23, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	21,920,458 shares of Common Stock outstanding after this issuance.

On August 10, 2009, the Company issued its common stock to Daniel Lundin, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 20,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Lundin, for an aggregate of $10,000.

Sub-Total:	21,940,458 shares of Common Stock outstanding after this issuance.

On August 16, 2009, the Company issued its common stock to Aleksander Fridman, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 40,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Fridman, for an aggregate of $20,000.

Sub-Total:	21,980,458 shares of Common Stock outstanding after this issuance.

On August 18, 2009, the Company issued its common stock to Yakov Burman, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 10,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Burman, for an aggregate of $5,000.

Sub-Total:	21,990,458 shares of Common Stock outstanding after this issuance.

On August 23, 2009, the Company issued 5,000 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	21,995,458 shares of Common Stock outstanding after this issuance.

On August 23, 2009, the Company issued 5,000 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,000,458 shares of Common Stock outstanding after this issuance.

On August 23, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,030,458 shares of Common Stock outstanding after this issuance.

On August 23, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,035,458 shares of Common Stock outstanding after this issuance.

On August 23, 2009, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,043,792 shares of Common Stock outstanding after this issuance

On August 23, 2009, the Company issued its common stock to Richard Kline, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 2,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Richard for an aggregate of $1,000.

Sub-Total:	22,045,792 shares of Common Stock outstanding after this issuance.

On August 23, 2009, the Company issued 15,000 shares of Common Stock to Vasyl Rubyov of IonIdea, Inc. of Ukraine. The Company issued the stock in consideration for software development services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,060,792 shares of Common Stock outstanding after this issuance, and as of the date of this registration statement.

On September 1, 2009, the Company issued its common stock to ServiTek Communications, Inc., an entity owned by Daniel Fiegmann, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 30,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to ServiTek for an aggregate of $15,000.

Sub-Total:	22,090,792 shares of Common Stock outstanding after this issuance.

On September 2, 2009, the Company issued its common stock to S4 Engineering, P.C., an entity owned by Henry Schwartzburg, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 40,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to S4 for an aggregate of $20,000.

Sub-Total:	22,130,792 shares of Common Stock outstanding after this issuance.

On September 29, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,160,792 shares of Common Stock outstanding after this issuance.

On September 29, 2009, the Company issued 10,762 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,171,554 shares of Common Stock outstanding after this issuance.

On September 29, 2009, the Company issued 12,500 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,184,054 shares of Common Stock outstanding after this issuance.

On September 29, 2009, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,192,388 shares of Common Stock outstanding after this issuance.

On September 29, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,197,388 shares of Common Stock outstanding after this issuance.

Quarter Ended 9/30/2009:           22,197,388 shares of Common Stock outstanding as of the Quarterly Period ended 9/30/2009 (3nd Quarter end).

On October 22, 2009, the Company issued its common stock to Kristruga, Inc., a corporation beneficially owned by Denis Chistruga, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 30,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Denis Chistruga for an aggregate of $15,000.

Sub-Total:	22,227,388 shares of Common Stock outstanding after this issuance.

On October 29, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,257,388 shares of Common Stock outstanding after this issuance.

On October 29, 2009, the Company issued 7,880 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,265,268 shares of Common Stock outstanding after this issuance.

On October 29, 2009, the Company issued 12,500 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,277,768 shares of Common Stock outstanding after this issuance.

On October 29, 2009, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,286,102 shares of Common Stock outstanding after this issuance.

On October 29, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,291,102 shares of Common Stock outstanding after this issuance.

On November 6, 2009, the Company issued its common stock to Kirill Sobolev, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 20,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Kirill for an aggregate of $10,000.

Sub-Total:	22,311,102 shares of Common Stock outstanding after this issuance.

On November 13, 2009, the Company issued its common stock to Ignatius Scalia, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 10,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Ignatius for an aggregate of $5,000.

Sub-Total:	22,321,102 shares of Common Stock outstanding after this issuance.

On November 19, 2009, the Company issued its common stock to Kristruga, Inc., a corporation beneficially owned by Denis Chistruga, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 10,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Kristruga for an aggregate of $5,000.

Sub-Total:	22,331,102 shares of Common Stock outstanding after this issuance.

On November 29, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,361,102 shares of Common Stock outstanding after this issuance.

On November 29, 2009, the Company issued 7,115 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,368,217 shares of Common Stock outstanding after this issuance.

On November 29, 2009, the Company issued 12,500 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,380,717 shares of Common Stock outstanding after this issuance.

On November 29, 2009, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,389,051 shares of Common Stock outstanding after this issuance.

On November 29, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,394,051 shares of Common Stock outstanding after this issuance.

On December 2, 2009, the Company issued its common stock to Nancy Herbst, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 10,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Nancy for an aggregate of $5,000.

Sub-Total:	22,404,051 shares of Common Stock outstanding after this issuance.

On December 2, 2009, the Company issued its common stock to Joseph T. Cusack, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 7,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Cusack for an aggregate of $3,500.

Sub-Total:	22,411,051 shares of Common Stock outstanding after this issuance.

On December 7, 2009, the Company issued 10,000 shares of its common stock to the Conservative Synagogue Adath Israel of Riverdale as a charitable donation to a religious organization, upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,421,051 shares of Common Stock outstanding after this issuance.

On December 29, 2009, the Company issued its common stock to Dr. Robert Lichtenstein, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 20,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Dr. Lichtenstein for an aggregate of $10,000.

Sub-Total:	22,441,051 shares of Common Stock outstanding after this issuance.

On December 29, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,471,051 shares of Common Stock outstanding after this issuance.

On December 29, 2009, the Company issued 5,000 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,476,051 shares of Common Stock outstanding after this issuance.

On December 29, 2009, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,484,385 shares of Common Stock outstanding after this issuance.

On December 29, 2009, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,489,385 shares of Common Stock outstanding after this issuance.

On December 29, 2009, the Company issued 11,667 shares of its common stock to Leonid Pushkantser. The Company issued the stock in consideration for executive services rendered as the Company’s Chief Executive Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,501,052 shares of Common Stock outstanding after this issuance.

Fiscal Year Ended 12/31/2009:  22,501,052 shares of Common Stock outstanding as of the period ended 12/31/2009 (Fiscal Year End).

On January 8, 2010, the Company issued its common stock to Abraham Finer, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 10,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.50 per share, to Mr. Finer for an aggregate of $5,000.

Sub-Total:	22,511,052 shares of Common Stock outstanding after this issuance.

On January 29, 2010, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,541,052 shares of Common Stock outstanding after this issuance.

On January 29, 2010, the Company issued 5,463 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,546,515 shares of Common Stock outstanding after this issuance.

On January 29, 2010, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,554,849 shares of Common Stock outstanding after this issuance.

On January 29, 2010, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,559,849 shares of Common Stock outstanding after this issuance.

On January 29, 2010, the Company issued 11,667 shares of its common stock to Leonid Pushkantser. The Company issued the stock in consideration for executive services rendered as the Company’s Chief Executive Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,571,516 shares of Common Stock outstanding after this issuance.

On January 29, 2010, the Company issued 5,000 shares of its common stock to Joseph Cusack. The Company issued the stock in consideration for consulting services rendered as the Company’s Product Sales Services consultant pursuant to an Agreement executed between BAETA Corp. and Mr. Cusack on January 1, 2010 (See Exhibit 10.21), and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,576,516 shares of Common Stock outstanding after this issuance, and as of the date of this Registration Statement.

On February 9, 2010, the Company issued its 2 shares of Series B Preferred Stock to MBB Holdings, Inc., a New York corporation. The shares are beneficially held by Mr. Shmyer Breuer, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 2 shares of the Series B Preferred, par value $0.0001 per share, at a purchase price of $50,000 per share, to MBB Holdings, Inc. for an aggregate purchase price of $100,000.

Total:	2 Shares of Series B Preferred Stock issued and outstanding after this issuance and as of the date of this Registration Statement.

On February 28, 2010, the Company issued 30,184 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,606,700 shares of Common Stock outstanding after this issuance.

On February 28, 2010, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,636,700 shares of Common Stock outstanding after this issuance.

On February 28, 2010, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,645,034 shares of Common Stock outstanding after this issuance.

On February 28, 2010, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,650,034 shares of Common Stock outstanding after this issuance.

On February 28, 2010, the Company issued 11,667 shares of its common stock to Leonid Pushkantser. The Company issued the stock in consideration for executive services rendered as the Company’s Chief Executive Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,661,701 shares of Common Stock outstanding after this issuance.

On February 28, 2010, the Company issued 5,000 shares of its common stock to Joseph Cusack. The Company issued the stock in consideration for consulting services rendered as the Company’s Product Sales Services consultant pursuant to an Agreement executed between BAETA Corp. and Mr. Cusack on January 1, 2010 (See Exhibit 10.21), and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,666,701 shares of Common Stock outstanding after this issuance.

On February 28, 2010, the Company issued 10,000 shares of its common stock to Kimberly Stempien. The Company issued the stock in consideration for consulting services rendered as the Company’s Investor Relations consultant pursuant to an Agreement executed between BAETA Corp. and Ms. Stempien on January 1, 2010 (See Exhibit 10.22), and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,676,701 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 5,000 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered by Mr. Smith as the Company’s Chief Marketing Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,681,701 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and Chairman, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

Sub-Total:	22,711,701 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 7,500 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,719,201 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 8,334 shares of Common Stock to Boris Mordkovich MD. The Company issued the stock in consideration for product development services, in accordance with the August 2009 consulting agreement between BAETA Corp. and Boris Mordkovich MD, attached to this registration as Exhibit 10.18, and issued upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,727,535 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 5,000 shares of its common stock to Eugene Gribov. The Company issued the stock in consideration for technology services rendered as the Company’s Chief Tech Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,732,535 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 11,667 shares of its common stock to Leonid Pushkantser. The Company issued the stock in consideration for executive services rendered as the Company’s Chief Executive Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Sub-Total:	22,744,202 shares of Common Stock outstanding after this issuance.

On March 29, 2010, the Company issued 5,000 shares of its common stock to Joseph Cusack. The Company issued the stock in consideration for consulting services rendered as the Company’s Product Sales Services consultant pursuant to an Agreement executed between BAETA Corp. and Mr. Cusack on January 1, 2010 (See Exhibit 10.21), and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

Total:	22,749,202 shares of Common Stock outstanding after this issuance, and as of the date of this Registration Statement.

Quarter Ended 3/31/2010:           22,749,202 shares of Common Stock outstanding as of the Quarterly Period ended 3/31/2010 (1st Quarter end).

Issuance of Promissory Note and Warrant

On April 8, 2010, The Company issued a $100,000 Promissory Note and a 5-year cashless Warrant to purchase up to 400,000 shares of common stock at an exercise price of $0.25 per share, to one accredited investor for an aggregate purchase price of $100,000.00. The issuance of the promissory note and warrant was part of a private offering up to $1,000,000 Dollars by the Company that was made without registration under the Securities Act of 1933, as amended,  made only to “accredited investors,” (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504 and Sections 7309(b)(8) of the Delaware Securities Act, and Section 510(a)(1) of Part E under the Rules and Regulations Pursuant to the Delaware Securities Act. The Company filed a Form D with the SEC on April 13, 2010 thereby filing Notice with Commission.

Issuance of Stock Options

Pursuant to the Company’s 2009 Stock Option Plan, the aggregate number of shares of common stock that may be issued pursuant to the exercise of Options granted under the Plan will not exceed 2,147,668 Shares of Common Stock, par value $0.0001 per share (the “Option Pool”), provided that such number will be increased by the number of shares of common stock that the Company subsequently may reacquire through repurchase or otherwise. Shares of Common Stock that would have been issuable pursuant to Options, but that are no longer issuable because all or part of those Options have terminated or expired, will be deemed not to have been issued for purposes of computing the number of shares of Option Stock remaining in the Option Pool and available for issuance.

Pursuant to its 2009 Stock Option Plan, the Company has issued stock options to purchase an aggregate of 1,631,125 shares of common stock at $0.50 per share, subject to different vesting schedules. All stock option grants were issued in 2009:

On January 25, 2009, the Company granted stock options to Dr. Samyaden Datta. The stock option agreement is exercisable for 50,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Dr. Samyaden Datta pursuant to the 2009 Stock Option Plan in consideration for his continued service as a Member of the Company’s Scientific Advisory Board, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	50,000 shares of Common Stock underlying Options outstanding after this issuance.

On January 29, 2009, the Company granted stock options to Dr. Alex Y. Bekker. The stock option agreement is exercisable for 50,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Dr. Bekker pursuant to the 2009 Stock Option Plan in consideration for his continued service as a Member of the Company’s Scientific Advisory Board, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	100,000 shares of Common Stock underlying Options outstanding after this issuance.

On February 3, 2009, the Company granted stock options to Leroy Smith. The stock option agreement is exercisable for 800,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Mr. Smith pursuant to the 2009 Stock Option Plan in consideration for his continued services as the Company’s Chief Marketing Officer, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	900,000 shares of Common Stock underlying Options outstanding after this issuance.

On February 7, 2009, the Company granted stock options to Dr. Marco Pappagallo. The stock option agreement is exercisable for 50,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Dr. Marco Pappagallo pursuant to the 2009 Stock Option Plan in consideration for his continued service as a Member of the Company’s Scientific Advisory Board, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	950,000 shares of Common Stock underlying Options outstanding after this issuance.

On February 19, 2009, the Company granted stock options to Dr. Lauren Shaiova. The stock option agreement is exercisable for 50,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Dr. Shaiova pursuant to the 2009 Stock Option Plan in consideration for her continued service as a Member of the Company’s Scientific Advisory Board, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	1,000,000 shares of Common Stock underlying Options outstanding after this issuance.

On February 26, 2009, the Company granted stock options to Mr. Jeff Burkland. The stock option agreement is exercisable for 100,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Mr. Burkland pursuant to the 2009 Stock Option Plan in consideration for his service as the Company’s Chief Financial Officer, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	1,100,000 shares of Common Stock underlying Options outstanding after this issuance.

On March 21, 2009, the Company granted stock options to Dr. Leonid Topper. The stock option agreement is exercisable for 50,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Dr. Topper pursuant to the 2009 Stock Option Plan in consideration for his continued service as the Company’s Chief Medical Officer, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	1,150,000 shares of Common Stock underlying Options outstanding after this issuance.

On April 21, 2009, the Company granted stock options to Eugene Gribov. The stock option agreement is exercisable for 50,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Mr. Gribov pursuant to the 2009 Stock Option Plan in consideration for his continued service as the Company’s Chief Tech Officer, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	1,200,000 shares of Common Stock underlying Options outstanding after this issuance.

On May 29, 2009, the Company granted stock options to Leonid Pushkantser. The stock option agreement is exercisable for 400,000 shares of the Company’s common stock for a purchase price of $0.50 per share. The stock options were granted to Mr. Pushkantser pursuant to the 2009 Stock Option Plan in consideration for his continued service as the Company’s Chief Executive Officer, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Sub-Total:	1,600,000 shares of Common Stock underlying Options outstanding after this issuance.

To date, Mr. Jeff Burkland has received additional stock options with immediate vesting rights exercisable for 31,125 shares of common stock at a purchase price of $0.50 per share pursuant to his employment agreement attached to this registration statement as Exhibit 10.9.1, The stock options (see Exhibit 10.9.2) were granted to Mr. Burkland pursuant to the 2009 Stock Option Plan in consideration for his continued service as the Company’s Chief Financial Officer, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

Total:	1,631,125 shares of Common Stock underlying Options outstanding after this issuance, and as of the date of this Registration Statement.

SEC COMMENT #10

Baeta Corp.

(a Development Stage Company)
December 31, 2009
Notes to the Restated Audited Financial Statements

NOTE 1: Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates:

Nature of Business and Basis of Presentation

BAETA Corp. (a development stage company) (“the Company”) was incorporated in the State of New Jersey on August 14, 2007 as a product-driven medical technology company that manufactures advanced products for the global vital signs monitoring industry. The Company has developed a patent-pending pain management and pain assessment product for the estimated 25 million chronic pain sufferers in the U.S. alone.

As of December 31, 2009, the Company had not yet commenced any substantive commercial operations. All activity through December 31, 2009 relates to the Company’s formation and initial research and development.

The Company is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7. “Accounting and Reporting By Development Stage Enterprises.” The Company is subject to the risks associated with activities of development stage companies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements, including the estimated useful lives of tangible and intangible assets. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, delivery has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

Evidence of a sales arrangement and a fixed or determinable price can be provided by a purchase order from the customer or from the customer paying for and accepting the product. Unless indicated differently in a contract between the customer and the Company, the Company assumes delivery to have occurred and title to have passed upon receipt of the product by the customer. Because the Company does not have a history with its customers yet, it assures collectability by recognizing revenue only after payment for product is received.

The Company has no significant post delivery obligations and its customers do not have any significant refund rights, acceptance terms, discounts, or other terms that serve to reduce the amount recorded relative to the sales price nor to delay the timing of recognition of revenue.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents:

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Software Application Asset:

The Company complies with the provisions of SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. The Software Application Asset is for software that will be used in the company’s products and began being capitalized after technological feasibility was established, which as required by SFAS No. 86, was after a working model was delivered to BAETA Corp and the working model software was tested for completeness, functionality, and consistency with expected product design. The testing was performed by the vendor that developed and delivered the product as well as by BAETA Corp and select potential customers. Capitalized software costs will begin being amortized when the software product is available for general release to customers. The asset is reviewed for impairment at an executive management meeting quarterly, during the review of the Company’s financial results. Impairment is reviewed on a product-by-product basis by comparing the unamortized capitalized costs to the asset’s net realizable value. The amount by which the unamortized capitalized costs exceed the net realizable value would be recognized as an impairment charge.

Property, Plant and Equipment:

Property, Plant and Equipment is capitalized at historical cost. Property, Plant and Equipment for the Company currently consists of Computer and Office Equipment and of Tooling. Computer and Office Equipment is depreciated over the time of its useful life. Tooling is depreciated in proportion to the units produced by the related tooling relative to the total number of units the tooling is expected to be able to produce. Each asset in Property, Plant and Equipment is reviewed for impairment at an executive management meeting quarterly, during the review of the Company’s financial results, and an impairment charge would be recognized if the carrying amount of the asset is not recoverable and exceeds its fair value. Expenditures incurred that enhance the productivity of the asset and/or extends the existing asset's life are capitalized. Expenditures for typical normal wear and tear items are expensed when incurred.

Stock Compensation:

Stock issued for services rendered is valued at the time of service with the most relevant measurement at the time being either current stock price of the company stock in a recent private placement or equity offering or vendor invoice/contract that most closely reflects the value of services performed or product delivered.

Stock Options Issued for Services Rendered:

The Company complies with the provisions of SFAS No. 123R “Accounting for Stock-Based Compensation”. The company uses the Black-Scholes-Merton closed-form model to value it’s stock options. Using that model, the Company includes as inputs to the model assumptions for the exercise price of each option, the expected term of each option, the current price of the underlying share, the expected volatility in the price of the underlying share for the expected term of each option, the expected dividends on the underlying share for the expected term of each option, and the risk free rate for the expected term of each option.

The exercise date of each option is included on the contractual agreements with each compensated provider. To estimate the expected term of options, the company used the “simplified” method as allowed in Staff Accounting Bulletin No. 110. The price of the underlying share is valued at the time of option grant with the most relevant measurement at the time being either current stock price of the company stock in a recent private placement or equity offering or vendor invoice/contract that most closely reflects the value of services performed or product delivered. Volatility is estimated by using the implied volatility a comparable company that is public, with publicly traded options, that is in a similar industry, with a similar product set, at a stage of life and size as close to the Company as possible for the set of similar companies with publicly traded options. The Company is using implied volatility, because historic volatility for the Company does not exist and is not practicable to obtain from comparable companies. There are no dividends expected to be paid on the underlying shares during the expected term of any options. And, the risk free rate is obtained from the yield on a similar term U.S. Treasury.

Income Taxes:

The Company complies with the provisions of SFAS No. 109 “Accounting for Income Taxes”. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected, by management in management’s quarterly financial review and based on available evidence, that is more likely than not to be realized.

Income (Loss) Per Share:

In accordance with SFAS No. 128, “Earnings Per Share”, the basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period presented. Diluted net loss per common share is computed similar to basic net loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As at December 31, 2009, diluted net loss per share is equivalent to basic net loss per share as there were no dilutive securities outstanding.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $250,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. Accounts are “written-off” when deemed uncollectible.

As of December 31, 2009 the Company has cash balance of $ 3,189 and no accounts receivable.

Special – purpose entities

The Company does not have any off-balance sheet financing activities.

Fiscal Year

Company adopted December 31 for its accounting fiscal year

Control by Principal Stockholders

The directors, executive officers and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets or business.

NOTE 2: Revolving line of credit

As of December 31, 2009, the Company is obligated under unsecured line of credit of $ 50,000 from a bank and principal balance of such a loan is $ 46,708. The current interest rate on this line of credit is 9.24%, with no maturity date. The debt is also guaranteed by a personal liability of an officer and shareholder.

NOTE 3: Related Party Transactions

On August 19, 2009, the Company and Dr. Alexander Gak entered into an agreement to document the terms of the Shareholder Advance of $ 288,850 that had accrued to that point. The agreement converted the advance into a loan. The material terms are that the Company will owe an interest rate of 8% per year, beginning on August 19, 2009, for the outstanding loan amount. The company will begin payment of the principal and accrued interest only after the Company’s operating checking account exceeds $250,000 in net cash on hand, at which time the company will pay $5,000 per month. Any principal and accrued interest not already repaid is due on August 18, 2019. The Company is allowed to pre-pay the note without penalty, but the debt-holder does not have the right to demand pre-payment.

On December 29, 2009, Leonid Pushkantser lent the Company $10,000.00. The material terms are that the Company will pay an interest rate of 5% per year and that the principal plus interest is due six months from the date of the note. The Company is allowed to pre-pay the note without penalty, but the debt-holder does not have the right to demand pre-payment.
Shareholder Advance decreased to $28,510 as of September 30, 2009. The advance relates to accrued interest from the Shareholder Loan plus an additional $20,000 advance and is due to Dr. Alexander Gak.

On September 16, 2008, Dr. Alexander Gak and Extranome, Inc., a New Jersey corporation entered into an Exclusive Software Agreement (the “Agreement”). Pursuant the Agreement, Extranome sold to Baeta Corp. all commercial rights to its software entitled MyHealthID Medical Records Systems for a period of twenty-five years, subject to renewal. Pursuant to the Agreement, the Company agreed to pay Extranome $0.00 upfront, and in perpetuity approximately forty-nine percent of all net revenues generated from advertising by MyHealthID. Our CEO and sole director, Dr. Alexander Gak, is the 100% owner of Extranome, Inc., a New Jersey corporation.

On November 1, 2008, BAETA Corp. entered into a Software Development Contract with Extranome, Inc. At the time of the transaction, BAETA and Extranome were controlled by Dr. Alexander Gak. Pursuant to the Software Development Agreement, Extranome has been providing ongoing software development and product support services for BAETA since November 01, 2008. The Software Development Agreement is a non-exclusive agreement and is not related to BAETA’s Exclusive Software Agreement regarding MyHealthID product. In accordance with the Software Development Agreement, BAETA is to pay Extranome for the contracted work in cash form; however BAETA currently does not have a sufficient amount of cash on hand. Therefore, BAETA is paying Extranome in shares of its common stock. Extranome has received 30,000 for each month since November as non-cash part of compensation for services rendered which represent approximately 50% of Extranome’s due monthly compensation. BAETA will continue to issue company shares to Extranome in the amount of 50% of the monthly compensation for services rendered until it is able to compensate Extranome fully in cash. Through December 31, 2009, BAETA had issued to Extranome 390,000 shares.

On June 1, 2009, the Company founder and CEO, Dr. Alexander Gak, moved to become Chairman of the Board and hired Mr. Leonid Pushkantser as CEO. The significant compensation for Mr. Pushkantser is as follows: Mr. Pushkantser is compensated with a base salary of $180,000 per year for the first six months and $250,000 per year after. In addition, Mr. Pushkantser has been granted options to acquire 400,000 shares, which options vest 25% of the amount for each of four years.

NOTE 4: Stockholders’ Equity:

Common stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $ 0.0001. As of December 31, 2008, the Company had 21,476,680 shares issued and outstanding. As of December 31, 2009, Company has 22,501,052 shares issued and outstanding.
On January 14, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 6,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On January 23, 2009, the Company issued 39,282 shares of its common stock for marketing and software services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on January 14, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On February 25, 2009, the Company issued 40,000 shares of its common stock for software services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on January 14, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On March 25, 2009, the Company issued 30,000 shares of its common stock for software services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on January 14, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On April 26, 2009, the Company issued 44,496 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on January 14, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On May 28, 2009, the Company issued 60,000 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on January 14, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On June 29, 2009, the Company issued 45,000 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on January 14, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On July 1, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 50,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On July 2, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 84,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On July 23, 2009, the Company issued 45,000 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on July 2, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On August 10, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 20,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On August 16, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 40,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On August 18, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 10,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On August 23, 2009, the Company issued 70,334 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on August 18, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On September 1, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 30,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On September 2, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 40,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On September 29, 2009, the Company issued 66,596 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on September 2, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On October 22, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 30,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On October 29, 2009, the Company issued 63,714 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on October 22, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On November 6, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 20,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On November 13, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 10,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On November 19, 2009, the Company conducted an offering of its common stock to an accredited investor and issued 10,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On November 29, 2009, the Company issued 62,929 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on November 19, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

On December 2, 2009, the Company conducted an offering of its common stock to two accredited investors and issued 17,000 shares to that investor. The investor purchased the shares at $0.50 per share.

On December 7, 2009, the Company issued 10,000 shares of its common stock to the Conservative Synagogue Adath Israel of Riverdale as a charitable donation to a religious organization, upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

On December 29, 2009, the Company issued 80,001 shares of its common stock for services. The shares are accounted for at $0.50 per share, based the assumption that the market price was equal to that used in the private placement that closed on September 2, 2009, and because the bills paid for by the shares were for an amount equal to $0.50 per share compensation.

Stock Options

As of December 31, 2008, the Company had granted options to purchase 0 shares. As of December 31, 2009, the Company had granted options to purchase 1,631,125 shares, of which options to purchase 131,125 shares had vested. During the period, the Company awarded option grants to purchase a total of 1,631,125 shares, which had an average contract life of 8.9 years until they expire, and options to purchase 131,125 shares vested. For those grants during the period, the company used the valuation method described in the Significant Accounting Policies (Footnote 1 “Stock Options Issued for Services Rendered” section) and used the options with the closest expiration date available for the similar entity, with the closest strike price to the current share price because all of the Company’s option grants are issued at a strike price equal to the current share price at the time, which resulted in an implied volatility, from the average of the bid and ask implied volatilities, of 45.4, a risk free rate of 3.72%, and a resulting total value of $340,825 for those option grants. Of that value, $88,694 was expensed as compensation costs and $0 was on the balance sheet.

During the one-year period, the following aggregate option grants were made:

Shares Available for the Grant(s)	Vesting Period (same as Service Period)	Maximum Contractual Life
100,000	6 months	10 years
31,125	Immediate	10 years
800,000	4 years	10 years
450,000	5 years	6 years
250,000	5 years	10 years

Below is information about the options outstanding:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life (years)	Value
Outstanding December 31, 2008	0	N/A	N/A	N/A
Granted	1,631,125	$0.50	8.9	$340,825
Exercised	0
Forfeited	0
Expired	0
Outstanding December 31, 2009	1,631,125	$0.50	8.9	$340,825
Vested during the Period	131,125	$0.50	10	$29,215
Total vested at December 31, 2009	131,125	$0.50	10	$29,215
* All vested options are currently exercisable

Total nonvested awards that are not yet recognized as compensation cost have a value of $252,131 and are expected to be recognized over a weighted-average period of 3.6 years.

Preferred stock
The Company is also authorized to issue 10,000,000 shares of preferred stock with a par value of $ 0.0001.On June 23, 2008, the Board of Directors approved the designation of 100 shares of preferred stock as Series A Preferred Stock. As of December 31, 2009, Company has 100 preferred share Series A issued or outstanding.

NOTE 5: Income Tax

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax asset related to the net operating loss carryforward has been fully offset by a valuation allowance.

The Company has a net operating loss carry forward for tax purposes totaling approximately $ 1,112,734 at December 31, 2009. The net operating loss carries forward for income taxes, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized, through 2028 and are subject to the Internal Revenue Code Section 382, which places a limitation on the amount of taxable income that can be offset by net operating losses after a change in ownership. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as warranted.

	December 31	December 31
	2009	2008
Tax benefit of net operating loss carryforward	$389,457	$108,530

Valuation allowance	(389,457)	(108,530)
Net deferred tax asset recorded	$-	$-

NOTE 6: Going Concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s accumulated operating loss since inception was $ 1,362,378, working capital deficit of $ 288,104 and stockholders’ equity deficit of $ 378,328 as of December 31, 2009.

The Company will actively purse its business activities, offer noncash consideration, secure additional or refinance the debt and/or raise equity as a means of financing its operations and meet the credit obligations. If the Company is unable to return to its profitability or obtain necessary financing, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. The company’s management is currently seeking additional capital to support operations, but has not received any firm or other commitments from any parties and may, or may not, be successful in obtaining capital sufficient to perpetuate the operations of the Company.

NOTE 7: Commitment and contingencies

On July 1, 2009, the Company began a one-year lease for office space for its headquarters operation from Regus at a minimum monthly rent of $952 which expires on June 30, 2010. The minimum full year rental commitment to June 30, 2010 is $11,424.

Exclusive Software Agreement

On September 16, 2008, Dr. Alexander Gak, our Chief Executive Officer and President, and Extranome, Inc., a New Jersey corporation entered into an exclusive Software Agreement (the “Agreement”). Pursuant the Agreement, Extranome sold to Baeta Corp. all commercial rights to its software entitled MyHealthID Medical Records Systems. Pursuant to the Agreement, the Company agreed to pay Extranome $0.00 upfront, and in perpetuity approximately forty-nine percent of all net revenues generated from advertising by MyHealthID. Our sole officer and director, Dr. Alexander Gak, is the 100% owner of Extranome, Inc., a New Jersey corporation.

NOTE 8: Interest Expense

Interest Expense on the Income Statement is for interest paid on the Line of Credit.

NOTE 9: Material Subsequent Events (unaudited)

On February 8, 2010, our Board of Directors and majority shareholders approved the designation of 10 shares of our preferred stock as Series B Preferred Stock (the “Series B Preferred Shares”) and authorized our officers to file a Certificate of Designation for the Series B Preferred Shares, which occurred on February 9, 2010. The outstanding shares of Series B Preferred Stock have no voting rights, except that they have the right to elect one director to the Board of Directors. Each share of Series B Convertible Preferred Stock carries with it the immediate right by its owner to convert such share of Series B Convertible Preferred Stock into the amount of shares of BAETA Corp. Common Stock equivalent to one percent (1%) of the total amount of BAETA Corp. Common Stock then issued and outstanding at the time of the conversion election. All of the outstanding shares of Series B Preferred Stock (2 outstanding) are held by MBB Holdings, Inc., a non-affiliate.

On February 9, 2010, the Company issued its 2 shares of Series B Preferred Stock to MBB Holdings, Inc., a New York corporation. The shares are beneficially held by Mr. Shmyer Breuer, a qualified and sophisticated investor. The sale was made in accordance with the exemption from registration pursuant to Section 4(2) under the Securities Act, as it did not constitute a public offering of securities. The Company sold 2 shares of the Series B Preferred, par value $0.0001 per share, at a purchase price of $50,000 per share, to MBB Holdings, Inc. for an aggregate purchase price of $100,000.

On March 12, 2010 the Company extended its office space lease for its headquarters operation from Regus for an additional year, through June 30, 2011, at a minimum monthly rent of $ 1,000, starting July 1, 2010. The minimum full year rental commitment from July 1, 2010 to June 30, 2011 is $ 12,000.

SEC COMMENT #11

W.T. Uniack & Co. CPA’s, P.C.

Certified Public Accountants

Independent Registered Public Accounting Firm’s Consent

We consent to the use in this Registration Statement on Form S-1/A (Amendment No. 11) of our firm’s audit report dated March 25, 2010 with respect to our audits of the financial statements of BAETA Corp. as of December 31, 2009, 2008, and 2007 and for the years ended December 31, 2009, 2008 and 2007 and the period from August 14, 2007 (inception) to December 31, 2009, which report appears with those financial statements referred to above. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/W.T. Uniack & Co. CPA’s, P.C.

Alpharetta, Georgia
(To be date as of filing date)